SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 000-29872

ATI TECHNOLOGIES INC.
 (Translation of Registrant's Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
 (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                          Form 20-F                 Form 40-F    X

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                     Yes                         No    X

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Index is located on Page 2

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MATERIAL CHANGE REPORT

Item 1. – Name and Address of Company:

ATI Technologies Inc. 1 Commerce Valley Drive East Markham, Ontario L3T 7X6

Item 2. – Date of Material Change:

July 23, 2006

Item 3. – News Release:

A press release regarding the material change was issued on July 24, 2006, a copy of which is attached as Schedule “A”.

Item 4. – Summary of Material Change:

ATI Technologies Inc. (“ATI”) and Advanced Micro Devices, Inc (“AMD”) today announced that AMD will acquire all of the outstanding common shares of ATI for a combination of approximately US$4.2 billion of cash and approximately 57 million AMD shares of common stock, based on the number of common shares of ATI outstanding on July 21, 2006.

Item 5. – Full Description of Material Change:

On July 23, 2006, ATI, a corporation continued under the laws of Canada, AMD, a Delaware corporation and 1252986 Alberta ULC, an unlimited liability company formed under the laws of Alberta and an indirect wholly-owned subsidiary of AMD (“Parent SubCo”) entered into an acquisition agreement (the “Acquisition Agreement”), pursuant to which AMD agreed to acquire (the “Acquisition”) all of the outstanding common shares of ATI for a combination of approximately US$4.2 billion of cash and approximately 57 million shares of AMD common stock, based on the number of common shares of ATI outstanding on July 21, 2006. The Acquisition is valued at US$20.47 per share to ATI shareholders, comprised of US$16.40 of cash and 0.2229 shares of AMD common stock, or approximately US$5.4 billion, based on AMD’s July 21, 2006 closing price on the New York Stock Exchange of US$18.26 per share. Each ATI shareholder will be entitled to elect to receive either cash, AMD common stock or a mix of consideration, subject to proration to maintain the aggregate value described above. All outstanding ATI options and restricted share units (“RSUs”) will be assumed, as described below. The Acquisition will be accomplished pursuant to a Plan of Arrangement, as described below.

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AMD anticipates it will finance the cash portion of the transaction with a combination of cash and new debt. AMD has obtained a US$2.5 billion term loan commitment from Morgan Stanley Senior Funding, Inc., which, together with combined existing cash, cash equivalents, and short-term investments balances of approximately US$3.0 billion, provides full funding for the transaction.

ATI has received opinions from its financial advisors that the transaction consideration is fair from a financial point of view to its securityholders. The transaction was unanimously approved by the board of directors of each company. The transaction is subject to ATI shareholder approval, approval of the Plan of Arrangement pursuant to which the Acquisition will be implemented by the Ontario Superior Court of Justice, as described below, and other regulatory approvals, including merger notification filings in the United States, Canada and other jurisdictions, as well as customary closing conditions.

ATI has agreed to pay AMD a termination fee of US$162.0 million under circumstances specified in the Acquisition Agreement in the event the Acquisition does not close, as described below. The transaction is expected to be completed in the fourth quarter of 2006.

Headquartered in Sunnyvale, California, the combined company will maintain sales, design and manufacturing centres worldwide and major business centers in Silicon Valley, Austin, Texas and Markham, Ontario. ATI President and CEO Dave Orton. will serve as an executive vice president of the ATI business division, reporting to the AMD Office of the CEO, comprised of Chairman and CEO Hector Ruiz and President and Chief Operating Officer Dirk Meyer. In addition, under the terms of the Acquisition Agreement, two ATI directors will join AMD’s board of directors upon closing of the transaction, as described below.

The Plan of Arrangement

Under the Plan of Arrangement, at the effective time (the “Effective Time”) of the Acquisition, all of ATI’s outstanding common shares will be automatically transferred to Parent SubCo in exchange for the consideration described below, and ATI will become a wholly-owned subsidiary of Parent SubCo.

Subject to the exercise of dissent rights, all of ATI’s outstanding common shares will be transferred to Parent SubCo in exchange for (i) a number of shares of AMD common stock equal to the product of the number of ATI common shares outstanding and 0.2229 and (ii) an amount of cash equal to the product of the number of ATI common shares outstanding and US$16.40. ATI shareholders will be entitled to elect to receive all cash consideration or all stock consideration for each of their ATI common shares. All cash consideration per ATI common share will equal the sum of (i) US$16.40 and (ii) the product of (x) 0.2229 and (y) the volume weighted average stock price of AMD’s common stock during the ten days prior to the closing date of the Acquisition (the “AMD Closing Stock Price”). All stock consideration per ATI common share will equal the sum of (i) 0.2229 and (ii) US$16.40 divided by the AMD Closing Stock Price (the “Exchange Ratio”). At the Effective Time each issued and outstanding option to purchase common shares of ATI will be converted into an option to purchase a number of shares of AMD common stock equal to theExchange Ratio. Each issued and outstanding ATI RSU and stock appreciation right (“SAR”) will be converted into an RSU or SAR of AMD based upon the Exchange Ratio. Deferred share units (“DSUs”) will be cancelled and a cash amount equal to the value being paid to ATI shareholders on a per share basis will be paid to holders of DSUs.

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At the Effective Time, two members of the board of directors of ATI will join AMD’s board of directors. Subject to fiduciary duties, AMD will cause one such director to be nominated for election to the board of directors at AMD’s 2007 Annual Meeting of Stockholders.

A copy of the Plan of Arrangement is attached as Schedule “B”. The foregoing description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement.

The Acquisition Agreement

Pursuant to the Acquisition Agreement, the Acquisition is subject to various conditions to closing, which include the approval by two-thirds of the votes cast by ATI shareholders and the receipt of required regulatory approvals, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Competition Act (Canada), Investment Canada and the entry of a final order from the Ontario Superior Court of Justice.

The Acquisition Agreement contains certain termination rights for both AMD and ATI, and further provides that, upon termination of the Acquisition Agreement under specified circumstances, ATI will be required to pay AMD a termination fee of US$162.0 million. If ATI shareholders do not approve the Acquisition and the termination fee is not payable in the circumstances, ATI has agreed to reimburse AMD for its expenses relating to the Acquisition up to a maximum of US$9 million.

Pursuant to the Acquisition Agreement, ATI has also entered into supply arrangements with AMD under which ATI will continue to supply certain of its proprietary AMD-compatible chipsets and associated software to AMD and to existing ATI customers on commercially reasonable and mutually agreed-upon terms. These supply arrangements are non-exclusive and become effective only in the event that the Acquisition is not completed.

A copy of the Acquisition Agreement is attached as Schedule “C”. The foregoing description of the Acquisition Agreement is qualified in its entirety by reference to the full text of the Acquisition Agreement.

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Voting Agreements

In connection with the Acquisition, members of the board of directors and executive officers of ATI entered into voting agreements with AMD, dated as of July 23, 2006. The voting agreements require, among other things, that such securityholders vote their common shares for approval of the Acquisition and the Plan of Arrangement. Such securityholders collectively own less than one percent of the outstanding common shares of ATI entitled to vote to approve the Acquisition and the Plan of Arrangement. A copy of the form of voting agreement is attached as Schedule “D”. The foregoing description of the voting agreements is qualified in its entirety by reference to the full text of the form of voting agreement.

Additional Information

ATI and AMD held a joint financial analyst and press conference call today at 8:00 a.m. EDT. A telephone replay will be available through July 30, 2006. That call can be accessed by dialing 800-475-6701 (U.S.) or 320-365-3844 (international) with conference call ID 837580. A copy of the investor presentation prepared by AMD is attached hereto as Schedule “E”.

Item 6. – Reliance of Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7. – Omitted Information:

Not applicable.

Item 8. – Executive Officer:

Richard Brait 1 Commerce Valley Drive East Markham, Ontario L3T 7X6

DATED at Toronto, Ontario, this 24th day of July, 2006.

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Schedule A

NEWS RELEASE

PRESS/ANALYST CONTACTS:
AMD
Jo Albers, Public Relations
(512) 602-3526
jo.albers@amd.com

Press Rapid Response Team
1-800-929-0829

Mike Haase, Investor Relations
(408) 749-3124
mike.haase@amd.com

Ruth Cotter, Investor Relations
(408) 749-3887
ruth.cotter@amd.com

ATI
Dave Erskine, Public Relations
(905) 882-2600 x8477
derskine@ati.com

Zev Korman, Investor Relations
(905) 882-2600 x3670
zev@ati.com

AMD AND ATI TO CREATE PROCESSING POWERHOUSE

–$5.4 Billion Acquisition Will Drive Growth, Innovation and Choice –

–AMD and ATI to Hold Joint Executive Conference Call
Today at 8:00 a.m. EDT –

        NEW YORK — July 24, 2006 — AMD (NYSE: AMD) and ATI (TSX: ATY, NASDAQ: ATYT) today announced plans to join forces in a transaction valued at approximately $5.4 billion. The combination will create a processing powerhouse by bringing AMD’s technology leadership in microprocessors together with ATI’s strengths in graphics, chipsets and consumer electronics. The result: A new and more formidable company, determined to drive growth, innovation and choice for its customers, particularly in the commercial and mobile computing segments and in the rapidly-growing consumer electronics market. Combining technologies, people, and complementary strengths, AMD plans to deliver in 2007 customer-centric platforms for the benefit of customers who want to collaborate in the development of differentiated solutions.

        AMD’s acquisition of ATI will position the new company to deliver innovations that fulfill the increasing demand for more integrated solutions in key market segments while

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also continuing to develop “best-of-breed” discrete products that empower customers to choose the combination of technologies that best serves their needs. In 2008 and beyond, AMD aims to move beyond current technological configurations to transform processing technologies, with silicon-specific platforms that integrate microprocessors and graphics processors to address the growing need for general-purpose, media-centric, data-centric and graphic-centric performance. Thus, the combined company intends to empower its customers to create their own unique products and solutions within an open-innovation ecosystem free from artificial barriers to customer success.

        “ATI shares our passion and complements our strengths: technology leadership and customer centric innovation,” said AMD Chairman and CEO Hector Ruiz. “Bringing these two great companies together will allow us to transcend what we have accomplished as individual businesses and reinvent our industry as the technology leader and partner of choice. We believe AMD and ATI will drive growth and innovation for the entire industry, enabling our partners to create differentiated solutions and empowering our customers to choose what is best for them.”

        “This combination means accelerated growth for ATI, and broader horizons for our employees,” said Dave Orton, President and CEO of ATI.  “All of our product lines will benefit.  Joining with AMD will enable us to innovate aggressively on the PC platform, and continue to invest significantly in our consumer business to stay in front of our markets.”

        “Windows Vista will deliver incredible advances in the user experience as a result of advancements in graphics integration and performance,” said Jim Allchin, Co-President of Microsoft’s Platforms & Services Division. “We’re excited by the potential of what AMD and ATI can deliver together to enhance the Windows Vista experience for our customers even further.”

        Under the terms of the transaction, AMD will acquire all of the outstanding common shares of ATI for a combination of $4.2 billion in cash and 57 million shares of AMD common stock, based on the number of shares of ATI common stock outstanding on July 21, 2006. All outstanding options and RSUs of ATI will be assumed. Based upon the closing price of AMD common stock on July 21, 2006 of $18.26 a share, the consideration for each outstanding share of ATI common stock would be $20.47, comprised of $16.40 of cash and 0.2229 shares of AMD common stock.

        AMD anticipates it will finance the cash portion of the transaction with a combination of cash and new debt. AMD has obtained a $2.5 billion term loan commitment from Morgan Stanley Senior Funding, Inc. which, together with combined existing cash, cash equivalents,

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and short term investments balances of approximately $3.0 billion, provides full funding for the transaction.

        ATI has received an opinion from its financial advisors that the transaction from a financial point of view is fair to its shareholders. The transaction was unanimously approved by the board of directors of each company. The transaction is subject to ATI shareholder approval, Canadian court supervision of a Plan of Arrangement, and other regulatory approvals including merger notification filings in the United States, Canada and other jurisdictions, as well as customary closing conditions. In the event that the transaction does not close, ATI has agreed to pay AMD a termination fee of $162.0 million under circumstances specified in the acquisition agreement. The transaction is expected to be completed in the fourth quarter of 2006.

A Compelling Financial Opportunity

        AMD expects that the transaction will be slightly accretive to earnings in 2007, and meaningfully accretive in 2008, before the inclusion of ATI acquisition–related charges, based upon AMD’s plans to deliver more integrated and advanced platform solutions and thereby improve its position in commercial clients, mobile computing, gaming, media and emerging markets. AMD anticipates that it will reduce operating expenses by approximately $75 million for the combined company by the end of 2007.

        The combined company would have achieved approximately $7.3 billion(1) in total consolidated sales during the last four quarters with a workforce of approximately 15,000 employees. Headquartered in Sunnyvale, California, the company will maintain sales, design and manufacturing centers worldwide and major business centers in Silicon Valley, Austin, Texas and Markham, Ontario — all valued centers of innovation for the combined company. AMD’s current executive team will be complemented by the addition of ATI President and CEO Dave Orton. Orton will serve as an executive vice president of the ATI business division, reporting to the AMD Office of the CEO, comprised of Chairman and CEO Hector Ruiz and President and Chief Operating Officer Dirk Meyer. In addition, under the terms of the acquisition agreement, two ATI directors will join AMD’s board of directors upon closing of the transaction.

        The collective roster of AMD and ATI’s strong customer relationships represents a “who’s who” of the computing and consumer electronics industries. Drawing upon a shared culture of customer-centric innovation and engineering excellence, the combined company

(1)     Excluding AMD memory segment for the third and fourth quarters of 2005.

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will be well positioned to meet customer demand for more innovative solutions, system-level engineering and faster time-to-market.

Conference Call

        The companies will host a financial analyst and press conference call today at 8 a.m. EDT (5 a.m. PDT). The call can be accessed at 612-326-1027 (U.S.). Audio of the conference call will be available live and also http://www.amd.com/announcement.

        For those unable to listen to the live call, a telephone replay will be available beginning July 24, 2006 at approximately 11:00 a.m. EDT through July 30, 2006. That call can be accessed by dialing 800-475-6701 (U.S.) or 320-365-3844 (international) with conference call ID 837580.

About AMD

        Advanced Micro Devices (NYSE: AMD) is a leading global provider of innovative microprocessor solutions for computing, communications and consumer electronics markets. Founded in 1969, AMD is dedicated to delivering superior computing solutions based on customer needs that empower users worldwide. For more information visit www.amd.com.

About ATI

        ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics, PC platform technologies and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost graphics processor unit (GPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld device markets. With fiscal 2005 revenues of US $2.2 billion, ATI has approximately 4,000 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Safe Harbor Statement

        This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are commonly identified by words such as “would,” “may,” “will,” “expects,” and other terms with similar meaning.  Forward-looking statements are based on current beliefs, assumptions and expectations and speak only as of the date of this release

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and involve risks and uncertainties that could cause actual results to differ materially from current expectations. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the possibility that there are unexpected delays in obtaining regulatory approvals, (2) failure to obtain approval of ATI shareholders or the court of the Plan of Arrangement, (3) actions that may be taken by the competitors, customers and suppliers of AMD or ATI that may cause the transaction to be delayed or not completed, (4) the possibility that the revenues, cost savings, growth prospects and any or other synergies expected from the proposed transaction may not be fully realized or may take longer to realize than expected, (5) the possibility that the transaction may not be accretive as expected, (6) that Intel Corporation’s pricing, marketing programs, product bundling, new product introductions or other activities will negatively impact sales, (7) that the company may require additional capital and may not be able to raise sufficient capital, on favorable terms or at all, (8) delays associated with integrating the companies, including employees and operations, after the transaction is completed, (9) the possible impairment of goodwill and other long-lived assets resulting from the transaction and the resulting impact on the combined company’s assets and earnings, (10) unexpected variations in market growth and demand for the combined company’s products (in the mixes available) and technologies, (11) rapid and frequent technology changes in the computing and consumer electronics segments, (12) potential constraints on the ability to develop, launch and ramp new products on a timely basis, (13) R&D costs associated with the development of new products, and (14) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the management information circular to be mailed to ATI’s shareholders and in AMD and ATI’s filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the section entitled “Risk Factors” in AMD’ s Form 10-Q for the fiscal quarter ended March 26, 2006 and the section entitled “Risks and Uncertainties” in Exhibit 1 to ATI’s Form 40-F for the fiscal year ended August 31, 2005.  Please see Item 3.12 “Narrative Description of the Business – Risks and Uncertainties” in ATI’s 2005 Annual Information Form and the Risks and Uncertainties section of ATI’s annual MD&A on page 30 of ATI’s 2005 Annual report filed on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

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Additional Information

        In connection with the proposed transaction, ATI intends to file a management proxy circular with the Canadian securities regulatory authorities. Investors and security holders are urged to read the management proxy circular when it becomes available because it will contain important information about AMD, ATI and the transaction. Investors and security holders may obtain the management proxy circular free of charge on SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com as well as on the SEC’s website located at http://www.sec.gov. Investors and security holders may obtain any documents relating to the transaction filed by AMD with the SEC free of charge at the SEC’s website located at http://www.sec.gov and filed by ATI on SEDAR at www.sedar.com.

©2006 Advanced Micro Devices, Inc. and ATI Technologies Inc. All rights reserved. AMD, the AMD Arrow logo, and combinations thereof, are trademarks of Advanced Micro Devices, Inc. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. Microsoft and Windows are registered trademarks of Microsoft Corporation in the United States and/or other jurisdictions. Other names are for informational purposes only and may be trademarks of their respective owners.

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Schedule B

PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1    Definitions

        In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

        “Account” has the meaning ascribed thereto in the Company Deferred Share Unit Plan;

        “Acquisition Agreement” means the agreement dated as of July 23, 2006 between Parent and Company, as it may be amended from time to time prior to the Effective Date, providing for, among other things, the Arrangement;

        “Aggregate Amount of Cash Elected” means the aggregate amount of cash that would be payable to holders of Company Common Shares based upon the elections made pursuant to Section 2.2(b) before giving effect to the proration provisions of Section 2.2(e);

        “Aggregate Number of Shares Elected” means the aggregate number of shares of Parent Common Stock that would be issuable to holders of Company Common Shares based upon the elections made pursuant to Section 2.2(b) before giving effect to the proration provisions of Section 2.2(e);

        “Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 1.1 of the Acquisition Agreement or Article 5 hereof or made at the direction of the Court in the Final Order;

        “Arrangement Resolution” means the special resolution of the Company Common Shareholders to be considered at the Company Meeting, such resolution to be substantially in the form and content of Exhibit A to the Acquisition Agreement;

        “Articles of Arrangement” means the articles of arrangement of Company in respect of the Arrangement to be filed with the Director after the Final Order is made, subject to the terms of the Acquisition Agreement;

        “Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in San Francisco, California or Toronto, Ontario, Canada are authorized or required by law to close;

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        “Cash Available” means the amount obtained by subtracting (a) the product of (i) the Shares Available and (ii) the Parent Closing Stock Price from (b) the product of (i) the Purchase Price per Company Common Share and (ii) the aggregate number of Company Common Shares outstanding immediately prior to the Effective Time (other than Company Common Shares held by Parent, Company, any Subsidiary of Parent, any Subsidiary of Company or Dissenting Shareholders);

        “Cash Election” has the meaning ascribed thereto in Section 2.2(b);

        “CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as amended from time to time prior to the Effective Date;

        “Certificate” means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed with the Director;

        “Code” means the United States Internal Revenue Code of 1986, as amended;

        “Company” means ATI Technologies Inc., a corporation continued under the laws of Canada;

        “Company Circular” means the notice of the Company Meeting and accompanying management information circular, including any amendments, supplements or appendices thereto, to be sent to Company Securityholders in respect of the Company Meeting;

        “Company Common Shareholders” means the holders of Company Common Shares;

        “Company Common Shares” means the common shares in the capital of Company outstanding immediately prior to the Effective Time;

        “Company Deferred Share Unit Plan” means the ATI Technologies Inc. Deferred Share Unit Plan for Directors approved by the Board of Directors of the Company on December 18, 2003;

        “Company DSUs” means the deferred share units recorded in the Accounts of Eligible Directors of the Company under the Company Deferred Unit Plan, which are outstanding and have not been cancelled pursuant to the terms of the Company Deferred Share Unit Plan;

        “Company Global RSU Plan” means the ATI Technologies Inc. Restricted Share Unit Plan for Global Directors and Employees, as amended and restated effective January 31, 2005;

        “Company Meeting” means the special meeting of Company Common Shareholders including any adjournments or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

        “Company Options” means the Company Common Share purchase options granted under the Company Stock Plans, and for greater certainty excludes the Company RSUs;

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        “Company RSUs” means the restricted stock units with respect to Company Common Shares granted or restricted shares issued under the Company Stock Plans;

        “Company RSU Plans” means (i) the ATI Technologies Inc. Restricted Share Unit Plan for Canadian Directors and Employees, as amended and restated effective January 31, 2005, (ii) the ATI Technologies Inc. Restricted Share Unit Plan for U.S. Directors and Employees, as amended and restated effective January 31, 2005, and (iii) the Company Global RSU Plan;

        “Company SARs” means the share appreciation rights attached to Company Options pursuant to the Company Share Option Plan;

        “Company Securityholders” means collectively, the Company Common Shareholders and the holders of Company Options and Company RSUs;

        “Company Share Option Plan” means the ATI Technologies Inc. Share Option Plan, as amended effective January 25, 2005 and, as of the Effective Time, as amended pursuant to the terms of the Arrangement;

        “Company Stock Plans” means (i) the Company Share Option Plan and (ii) the Company RSU Plans, in each case, as of the Effective Time, as amended pursuant to the terms of the Arrangement;

        “Court” means the Ontario Superior Court of Justice;

        “Currency Exchange Rate” means the noon spot rate of exchange on the Effective Date for United States dollars expressed in Canadian dollars as reported by The Bank of Canada or, in the event such spot rate of exchange is not available, such spot rate of exchange on such date for United States dollars expressed in Canadian dollars as may be deemed by Parent to be appropriate for such purpose;

        “Depositary” means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal, or such other Person as appointed by Parent;

        “Director” means the Director appointed pursuant to section 260 of the CBCA;

        “Dissent Rights” has the meaning ascribed thereto in Section 3.1;

        “Dissenting Shareholder” means a holder of Company Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

        “DSU Cash Amount” means an amount equal to the Purchase Price per Company Common Share multiplied by the number of Company DSUs (whether vested or unvested) outstanding immediately prior to the Effective Time;

        “elected” means elected in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline and “elects” and “election” shall have corresponding meanings;

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        “Effective Date” means the date shown on the Certificate;

        “Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

        “Election Date” has the meaning ascribed thereto in Section 2.3(a);

        “Election Deadline” means 5:00 p.m. (local time) at the place of deposit on the Election Date;

        “Eligible Director” has the meaning ascribed thereto in the Company Deferred Share Unit Plan;

        “Exchange Ratio” means the number, calculated to four decimal places, obtained by dividing (i) the Purchase Price per Company Common Share by (ii) the Parent Closing Stock Price;

        “Final Order” means the final order of the Court approving the Arrangement as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal;

        “Governmental Entity” means any governmental or regulatory authority, agency, commission, body or other governmental entity;

        “holders” means, (a) when used with reference to Company Common Shares, the holders of Company Common Shares shown from time to time in the register maintained by or on behalf of Company in respect of the Company Common Shares, (b) when used with reference to Parent Common Stock, the holders of Parent Common Stock shown from time to time in the register maintained by or on behalf of Parent in respect of Parent Common Stock, (c) when used with reference to Company Options, the holders of Company Options from time to time (d) when used with reference to Company SARs, the holders of Company SARs from time to time, (e) when used with reference to Company RSUs, the holders of Company RSUs from time to time and (f) when used with reference to Company DSUs, Eligible Directors with Company DSUs recorded in their Accounts;

        “Initial Election Date” has the meaning ascribed thereto in Section 2.3(a).

        “Interim Order” means the interim order of the Court, as the same may be amended by the Court (with the consent of Parent and Company, each acting reasonably), in respect of the Arrangement, as contemplated by Section 1.3 of the Acquisition Agreement;

        “ITA” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

        “Letter of Transmittal and Election Form” means the letter of transmittal and election form provided for use by holders of Company Common Shares, to be sent to holders of Company Common Shares as described in Section 2.3 hereof, together with notice of the Election Deadline, in order that holders of Company Common Shares may make the elections described in Section 2.3;

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        “Lien” means any hypothec, mortgage, lien, charge, security interest, pledge, claim, right of first offer or refusal, voting agreement, encumbrance and adverse right or claim;

        “Maximum Share Number” means the number equal to (a) 19.9% of the number of shares of Parent Common Stock outstanding as of immediately prior to the Effective Time, less (b) the number of shares of Parent Common Stock issuable upon exercise of all Company Options assumed in the Arrangement and upon vesting of all Company RSUs assumed in the Arrangement after giving effect to Sections 2.2(f) and 2.2(h) hereof;

        “Non-Election Cash Amount” has the meaning ascribed thereto in Section 2.2(c);

        “Non-Election Shares” has the meaning ascribed thereto in Section 2.2(c);

        “NYSE” means the New York Stock Exchange;

        “Parent” means Advanced Micro Devices, Inc., a Delaware corporation;

        “Parent Closing Stock Price” means the volume weighted average trading price of the Parent Common Stock on the NYSE for the 10 trading days prior to the Effective Date;

        “Parent Common Stock” means the shares of common stock, par value $0.01 per share, of Parent;

        “Parent Finance Co” means LA US Finance, Inc., a Subsidiary of Parent;

        “Parent RSU” has the meaning ascribed thereto in Section 2.2(h);

        “Parent SubCo” means 1252986 Alberta ULC, an indirect wholly owned Subsidiary of Parent;

        “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature;

        “Purchase Price per Company Common Share” means the sum of (a) $16.40 and (b) the product of (i) 0.2229 and (ii) the Parent Closing Stock Price;

        “Replacement Option” has the meaning ascribed thereto in Section 2.2(f);

        “Replacement SAR” has the meaning ascribed thereto in Section 2.2(g);

        “Securities Act” means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

        “Shares Available” means the lesser of (a) the product, rounded down to the nearest whole number, of (i) 0.2229 and (ii) the aggregate number of Company Common Shares outstanding immediately prior to the Effective Time (other than Company Common Shares held by Parent, Company, any Subsidiary of Parent, any Subsidiary of Company or Dissenting Shareholders), and (b) the Maximum Share Number;

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        “Share Premium” has the meaning ascribed thereto in the Company Share Option Plan;

        “Spread Value” means the positive difference between (i) the fair market value of the underlying shares of the Replacement Options or Parent RSUs, as the case may be, at the Effective Time and (ii) the exercise price, if any, of such Replacement Options or Parent RSUs.

        “Stock Election” has the meaning ascribed thereto in Section 2.2(b);

        “Subsidiary” means, with respect to Company or Parent, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries; and

        “Surrender Price” has the meaning ascribed thereto in the Company Share Option Plan.

1.2   Interpretations Not Affected by Headings

        The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number refer to the specified Article or Section of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof.

1.3   Rules of Construction

        Unless otherwise specifically indicated, (a) all references to “dollars” or “$” are to United States currency, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation.”

1.4   Date For Any Action

        In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5   Time

        Time shall be of the essence in every matter or action contemplated hereunder.

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ARTICLE 2
ARRANGEMENT

2.1   Binding Effect

        This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Company, (ii) Parent, (iii) Parent SubCo, (iv) all holders and all beneficial owners of Company Common Shares, (v) all holders and all beneficial owners of Company Options (vi) all holders of Company DSUs, (vii) all holders and beneficial owners of Company SARs and (viii) all holders and all beneficial owners of Company RSUs.

2.2   Arrangement

        At the Effective Time, the following shall occur and shall be deemed to occur in the following order and without any further act or formality:

(a)	Parent shall issue and deliver to Parent FinanceCo, and shall cause Parent FinanceCo to deliver to Parent SubCo, that number of duly authorized, fully paid and non-assessable shares of Parent Common Stock that is equal to the lesser of

(i)	the product of

A.	0.2229, and

B.	the number of Company Common Shares outstanding immediately prior to the Effective Time after deducting

(1)	the number of Company Common Shares held by any Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Company Common Shares held by such Dissenting Shareholder, and

(2)	the number of Company Common Shares held by Parent, Company, any Subsidiary of Parent or any Subsidiary of Company,

and

(ii)	the Maximum Share Number

the exact number of which is to be confirmed by way of a certificate of a director or officer of Parent, and filed with the corporate records of Parent, at such time that the number of shares of Parent Common Stock issuable under the Arrangement is finally determinable, and Parent SubCo shall issue, and be deemed to have issued, to Parent FinanceCo, in exchange therefor, 1,000 common shares in the capital of Parent SubCo.

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(b)	Subject to the proration adjustments set forth in Section 2.2(e), the outstanding Company Common Shares held by each Company Common Shareholder other than,

(i)	Company Common Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Company Common Shares held by such Dissenting Shareholder, or

(ii)	Company Common Shares held by Parent, Company, any Subsidiary of Parent or any Subsidiary of Company (which shall not be exchanged under the Arrangement and shall be cancelled at the Effective Time and cease to exist), will be transferred by the holder thereof to, and acquired by, Parent SubCo without any act or formality on the part of the holders of such Company Common Shares or Parent SubCo, free and clear of all Liens in exchange, with respect to each Company Common Share held by such holder, for, at such holder’s election (or deemed election): (x) the Purchase Price per Company Common Share in cash without interest (a “Cash Election”); or (y) a fraction of a fully paid and non-assessable share of Parent Common Stock as is equal to the Exchange Ratio (a “Stock Election”) payable, in each case, in accordance with Article 4, and the name of each such holder of Company Common Shares will be removed from the register of holders of Company Common Shares and added to the register of holders of Parent Common Stock, as applicable.

(c)	After application of the proration provisions in Section 2.2(e) to all Company Common Shares in respect of which an election has been made by the holder thereof in accordance with Section 2.2(b), each Company Common Share in respect of which no effective election has been made by the holder thereof (other than Company Common Shares held by (i) a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Company Common Shares held by such Dissenting Shareholder and (ii) Parent, Company, any Subsidiary of Parent or any Subsidiary of Company) (“Non-Election Shares”) will be transferred to, and acquired by, Parent SubCo, without any act or formality on the part of the holder of such Company Common Share or Parent SubCo, free and clear of all Liens, and the holder shall be deemed to have elected to receive in exchange therefor (x) if the Aggregate Amount of Cash Elected equals or exceeds the Cash Available, such number of fully paid and non-assessable shares of Parent Common Stock as is equal to the Exchange Ratio, (y) if the Aggregate Number of Shares Elected equals or exceeds the Shares Available, the Purchase Price per Company Common Share in cash, without interest, or (z) if neither clause (x) or (y) is applicable, (1) an amount of cash, without interest, equal to (A) the Cash Available minus the Aggregate Amount of Cash Elected divided by (B) the number of outstanding Non-Election Shares (the “Non-Election Cash Amount”) and (2) the number of shares of Parent Common Stock as is equal to (A) the Exchange Ratio multiplied by (B) a fraction, calculated to four decimal places, the numerator of which is the Purchase Price per Company Common Share minus the Non-Election Cash Amount and the denominator of which is the Purchase Price per Company Common Share, in all such cases payable in accordance with Article 4, and the name of each such holder of Company Common Shares will be removed from the register of holders of Company Common Shares and added to the register of holders of the Parent Common Stock, as applicable.

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(d)	Notwithstanding any provisions of this Plan of Arrangement, in no event shall the total number of shares of Parent Common Stock issued with respect to Company Common Shares that are outstanding immediately prior to the Effective Time exceed the Shares Available.

(e)	The consideration which each holder of Company Common Shares has elected in accordance with Section 2.2(b) to receive in exchange for such holder’s Company Common Shares shall be subject to adjustment and proration on the following bases:

(i)	if the Aggregate Amount of Cash Elected exceeds the Cash Available, then the amount of cash payable under the Arrangement to each holder of Company Common Shares who has made a Cash Election shall be prorated (based on the fraction equal to the Cash Available divided by the Aggregate Amount of Cash Elected) among all such holders so that the aggregate amount of cash payable to all such holders shall be equal to the Cash Available, each such holder shall be entitled to receive cash equal to the amount of cash payable to such holder after giving effect to the proration provisions of this Section 2.2(e)(i) and such holder shall be deemed to have elected to receive the number of shares of Parent Common Stock per Company Common Share equal to the Exchange Ratio in respect of the balance of such holder’s Company Common Shares in respect of which cash was elected but not available; and

(ii)	if the Aggregate Number of Shares Elected exceeds the Shares Available, then the number of shares of Parent Common Stock issuable under the Arrangement to each holder of Company Common Shares who has made a Stock Election shall be prorated (based on the fraction equal to the Shares Available divided by the Aggregate Number of Shares Elected) among all such holders so that the number of shares of Parent Common Stock issuable to all such holders shall be equal to the Shares Available and each such holder shall be entitled to receive that number of shares of Parent Common Stock that is equal to the number of shares of Parent Common Stock issuable to such holder, after giving effect to the proration provisions of this Section 2.2(e)(ii), and an amount of cash, without interest, equal to (A) the difference between the number of shares of Parent Common Stock such holder elected to receive pursuant to Section 2.2(b) and the number of shares of Parent Common Stock such holder will be entitled to receive after giving effect to the proration provisions of this Section 2.2(e)(ii), (B) divided by the Exchange Ratio, and (C) multiplied by the Purchase Price per Company Common Share.

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(f)	Each Company Option outstanding immediately prior to the Effective Time shall be exchanged for or converted under the Company Share Option Plan into an option (a “Replacement Option”) to purchase that number of shares of Parent Common Stock equal to the number of Company Common Shares underlying such Company Option multiplied by the Exchange Ratio. For a Company Option

(i)	with an exercise price denominated in Canadian dollars, such Replacement Option shall provide for an exercise price per share of Parent Common Stock in United States dollars equal to (x) the exercise price per Company Common Share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio, divided by (y) the Currency Exchange Rate, or

(ii)	with an exercise price denominated in United States dollars, such Replacement Option shall provide for an exercise price per share of Parent Common Stock in United States dollars equal to the exercise price per Company Common Share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio;

provided that in no circumstance shall the exercise price per share of Parent Common Stock be less than $.01 and if the calculation results in an exercise price less than $.01, the exercise price shall be deemed to be $.01 per share of Parent Common Stock.

If the foregoing calculation results in a Replacement Option (A) being exercisable for a fraction of a share of Parent Common Stock, then the number of shares of Parent Common Stock subject to such Replacement Option shall be rounded down to the next whole number of shares of Parent Common Stock or (B) having an exercise price per share of Parent Common Stock that is a fraction of a cent, then the exercise price per share of Parent Common Stock under such Replacement Option shall be rounded up to the next whole cent.

Notwithstanding the above provisions of this Section 2.2(f)

(i)	with respect to any Company Option, if the directors of Parent determine in good faith that the excess of the aggregate fair market value of the shares of Parent Common Stock subject to the Replacement Option immediately after the issuance of the Replacement Option over the aggregate option exercise price for such shares pursuant to the Replacement Option (such excess, referred to as the “Post-Exchange Option Value”) would otherwise exceed the excess of the aggregate fair market value of the Company Common Shares subject to the Company Option immediately before the issuance of the Replacement Option over the aggregate option exercise price for such shares pursuant to the Company Option (such excess, referred to as the “Pre-Exchange Option Value”), the previous provisions in this Section 2.2(f) shall be modified, but only to the extent necessary and in a manner that does not otherwise adversely affect the holder of the Replacement Option, so that the Post-Exchange Option Value does not exceed the Pre-Exchange Option Value; and

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(ii)	with respect only to a Company Option that is held by a resident of the United States, on a share by share comparison, the ratio of the option exercise price to the fair market value of the shares of Parent Common Stock subject to the Replacement Option immediately after the issuance of the Replacement Option will not be more favourable to the option holder than the ratio of the option exercise price to the fair market value of the Company Common Shares subject to the Company Option immediately before the issuance of the Replacement Option.

The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of each Replacement Option will otherwise be the same as the terms and conditions of the corresponding Company Option. Except as specified in this Plan of Arrangement, any document or agreement previously evidencing such Company Option shall thereafter evidence and be deemed to evidence such Replacement Option, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 2.2(f).

(g)	Each Company SAR outstanding immediately prior to the Effective Time shall be exchanged for or converted, under the Company Share Option Plan, into that number of replacement share appreciation rights (“Replacement SARs”) equal to such number of Company SARs multiplied by the Exchange Ratio. If the foregoing calculation, after aggregating all Company SARs attached to any particular Company Option, results in a number of Replacement SARs equal to a fraction, then the number of Replacement SARs granted in exchange for Company SARs pursuant to this Section 2.2(g) shall be rounded down to the next whole number. Any such Replacement SARs shall be attached to Replacement Options in the same way as Company SARs were attached to Company Options immediately prior to the Effective Time.

Each Replacement SAR shall entitle the holder thereof, at his or her discretion and pursuant to the terms of the Company Share Option Plan, to surrender to Parent the unexercised vested Replacement Options to which the Replacement SARs are attached and to receive from Parent such number of newly issued shares of Parent Common Stock as determined by the following formula:

Number of shares of Parent Common		Number of		Share Premium / Surrender
Stock to be newly issued upon exercise	=	Replacement SARs	X	Price
of Replacement SARs		exercised

The directors of Parent shall make any adjustments to the terms of the Replacement SARs that are required to be consistent with any adjustments required to be made to the Replacement Options under Section 2.2(f) and in accordance with the principles of Section 2.2(f).

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The term to expiry, conditions to and manner of exercising and all other terms and conditions of such Replacement SARs will otherwise be the same as the terms and conditions of such Company SARs. Except as specified in this Plan of Arrangement, any document or agreement previously evidencing such Company SARs shall thereafter evidence and be deemed to evidence the corresponding Replacement SARs, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of Sections 2.2(g) and 2.2(f).

(h)	Each Company RSU outstanding under the Company Stock Plans as of the Effective Time shall be deemed to become, under the relevant Company RSU Plan, a right (a “Parent RSU”) to acquire or receive (as the case may be) (i) that number of shares of Parent Common Stock equal to the number of Company Common Shares underlying such Company RSU multiplied by the Exchange Ratio, or (ii) in respect of the Company Global RSU Plan only, an amount of cash determined under the Company Global RSU Plan by reference to the value of a share of Parent Common Stock on NSYE, multiplied by the Exchange Ratio, rather than the value of a Company Common Share on NASDAQ, on the relevant date. If the foregoing calculation results in a Parent RSU being exercisable for a fraction of a share of Parent Common Stock, then the number of shares of Parent Common Stock subject to such Parent RSU shall be rounded down to the next whole number of shares of Parent Common Stock. Notwithstanding the above provisions of this Section 2.2(h), (i) in the case of a holder or participant under the relevant Company Stock Plan who is a resident of Canada for purposes of the ITA, if the directors of Parent determine in good faith that the excess of the aggregate fair market value of the shares of Parent Common Stock to be acquired or received under the Parent RSU immediately after the issuance of the Parent RSU (the “Post-Exchange RSU Value”) would otherwise exceed the aggregate fair market value of the Company Common Shares immediately before the issuance of the Parent RSU that would have been acquired or received under the Company RSU under the relevant Company Stock Plan (the “Pre-Exchange RSU Value”), the provisions provided in this Section 2.2(h) shall be modified, but only to the extent necessary and in a manner that does not otherwise adversely affect the holder of the Parent RSU, so that the Post-Exchange RSU Value does not exceed the Pre-Exchange RSU Value. Each Parent RSU shall otherwise be subject to the same terms and conditions applicable to the corresponding Company RSU under the relevant Company RSU Plan. Except as specified in this Plan of Arrangement, any document or agreement previously evidencing such Company RSUs shall thereafter evidence and be deemed to reference Parent RSUs, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 2.2(h);

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(i)	Notwithstanding the terms of the Company Deferred Share Unit Plan, each Company DSU outstanding immediately prior to the Effective Time, whether vested or unvested shall be cancelled and terminated by the Company and each holder thereof, whether vested or unvested, shall be entitled to receive from the Company, in consideration therefor, the Purchase Price per Company Common Share in cash per Company DSU, provided, however that in the case of an Eligible Director who is a resident of the United States, the amount payable pursuant to this Section 2.2(i) shall be payable on the later of January 1, 2007 and the Effective Time; and

(j)	The Company Deferred Share Unit Plan shall be cancelled.

2.3   Elections

(a)	The initial election date (the “Initial Election Date”) shall be [September 29], 2006, unless otherwise agreed in writing by Parent and Company. If, after the Letter of Transmittal and Election Form has been mailed, Company and Parent determine that the Effective Date is not reasonably likely to occur by the tenth Business Day after the Initial Election Date, then the date by which Letters of Transmittal and Election Forms must be received shall be extended to a date which the parties expect to be not more than 10 Business Days before the Effective Date. In the event that the date by which Letters of Transmittal and Election Forms must be received is extended, Company shall provide at least 5 days’ notice of the new Election Date (and shall provide such notice prior to the Initial Election Date if practicable) to holders of Company Common Shares by means of press release broadly disseminated in Canada and the United States. Any duly completed Letter of Transmittal and Election Form deposited by the Election Deadline on the Initial Election Date shall not be required to be re-deposited if the date by which Letters of Transmittal and Election Forms must be received is extended pursuant hereto. The Initial Election Date, as extended and published pursuant to the terms hereof, shall be the “Election Date”.

(b)	The Letter of Transmittal and Election Form shall be sent not less than 21 days prior to the Initial Election Date to each holder of record of Company Common Shares.

(c)	Each Person who, at or prior to the Election Deadline, is a holder of record of Company Common Shares will be entitled, with respect to each of their shares, to make an election at or prior to the Election Deadline to receive (i) cash or (ii) Parent Common Stock, in exchange for each such Company Common Share on the basis set forth herein and in the Letter of Transmittal and Election Form.

(d)	Company and Parent shall have the right to make rules, not inconsistent with this Plan of Arrangement, governing the validity and effectiveness of the Letter of Transmittal and Election Forms or other related documents, and the manner and extent to which elections of cash and Parent Common Stock are to be taken into account in making the determinations required by this Plan of Arrangement.

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2.4   Adjustments to the Purchase Price per Company Common Share

        In the event that Company changes the number of Company Common Shares or securities convertible or exchangeable into or exercisable for Company Common Shares, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including reverse split), dividend or distribution, recapitalization, merger, subdivision, combination, issuer tender or exchange offer or other similar transaction, the Purchase Price per Company Common Share will be adjusted appropriately as determined by Parent and Company to provide the holders of Company Common Shares the same economic effect as contemplated by the Acquisition Agreement and the Plan of Arrangement prior to such reclassification, split, dividend, distribution, recapitalization, merger, subdivision, combination, tender or exchange offer or similar transaction.

ARTICLE 3
RIGHTS OF DISSENT

3.1   Rights of Dissent

        Holders of Company Common Shares may exercise rights of dissent with respect to such Company Common Shares pursuant to and in the manner set forth in section 190 of the CBCA and this Section 3.1 (the “Dissent Rights”) in connection with the Arrangement, provided that notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Company not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Company Meeting. Holders of Company Common Shares who duly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Company Common Shares shall be deemed to have transferred such Company Common Shares as of the Effective Time, without any further act or formality and free and clear of all Liens, to Company for cancellation in consideration for a payment of cash from Company equal to such fair value; or

(b)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Common Shares shall be deemed to have participated in the Arrangement as of the Effective Time, on the same basis as a non-dissenting holder of Company Common Shares who did not make an election and shall receive cash or Parent Common Stock on the same basis as holders of Non-Election Shares, but in no case shall Parent, Parent SubCo, Company or any other Person be required to recognize any Dissenting Shareholder as a holder of Company Common Shares after the Effective Time, and the names of each Dissenting Shareholder shall be deleted from the register of holders of Company Common Shares at the Effective Time.

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'

ARTICLE 4
CASH, CERTIFICATES AND FRACTIONAL SHARES

4.1   Deposit of Cash and Shares of Parent Common Stock

        At the Effective Time, Parent and Parent FinanceCo shall cause to be deposited, on behalf of Parent SubCo, with the Depositary (a) cash in the amount of the Cash Available and the DSU Cash Amount for the benefit of the holders of Company Common Shares and the holders of Company DSUs, respectively, who will receive cash in connection with the Arrangement, and (b) certificates representing the Parent Common Stock issuable under the Arrangement, for the benefit of the holders of Company Common Shares who will receive Parent Common Stock in connection with the Arrangement.

4.2   Payment of Cash and Issuance of Certificates Representing Parent Common Stock

        Upon surrender to the Depositary for transfer to Parent SubCo of a certificate which immediately prior to or upon the Effective Time represented Company Common Shares in respect of which the holder is entitled to receive cash and/or shares of Parent Common Stock under the Arrangement, together with a duly completed Letter of Transmittal and Election Form, and such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the CBCA and the by-laws of Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Depositary shall deliver to such holder: (a) the amount of cash such holder is entitled to receive under the Arrangement (together with any unpaid dividends or distributions declared on the Company Common Shares, if any, prior to the Effective Time), and (b) a certificate representing that number (rounded down to the nearest whole number) of shares of Parent Common Stock which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.3), and any certificate so surrendered shall forthwith be transferred to Parent SubCo. No interest shall be paid or accrued on the cash, if any, payable to holders of certificates that formerly represented Company Common Shares. In the event of a transfer of ownership of such Company Common Shares that was not registered in the securities register of Company, the amount of cash payable for such Company Common Shares under the Arrangement may be delivered, and a certificate representing the proper number of shares of Parent Common Stock may be issued, to the transferee if the certificate representing such Company Common Shares is presented to the Depositary as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to or upon the Effective Time represented one or more outstanding Company Common Shares that, under the Arrangement, were exchanged or were deemed to be exchanged for cash and/or shares of Parent Common Stock pursuant to Section 2.2 shall be deemed at all times at and after the Effective Time, but subject to Section 4.6, to represent only the right to receive upon such surrender (i) a certificate representing that number of shares of Parent Common Stock which such holder has the right to receive as contemplated by this Section 4.2, (ii) the cash payment contemplated by this Section 4.2 (including any cash payment in lieu of any fractional shares of Parent Common Stock as contemplated by Section 4.4) and (iii) any dividends or distributions with a record date after the Effective Time theretofor paid or payable with respect to the shares of Parent Common Stock as contemplated by Section 4.3.

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        Within 10 days of the Effective Date (or such later date as required by Section 2.2(i)), the Depository shall pay by certified cheque or bank draft to each holder of Company DSUs the amount of cash such holder is entitled to receive pursuant to Section 2.2(i).

4.3   Distributions with Respect to Unsurrendered Certificates

        No dividends or other distributions paid, declared or made with respect to Parent Common Stock with a record date after the Effective Time, shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Common Shares that were exchanged for Parent Common Stock pursuant to Section 2.2(b) unless and until the holder of such certificate shall comply with the provisions of Section 4.2. Subject to applicable law, at the time such holder shall have complied with the provisions of Section 4.2 (or, in the case of clause (iii) below, at the appropriate payment date), there shall be paid to the holder of the certificates formerly representing Company Common Shares, without interest, (i) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 4.4, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofor paid with respect to the Parent Common Stock to which such holder is entitled pursuant hereto and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of compliance by such holder with the provisions of Section 4.2 and a payment date subsequent to the date of such compliance and payable with respect to shares of Parent Common Stock.

4.4   No Fractional Shares

        No certificates representing fractional shares of Parent Common Stock shall be issued upon compliance with the provisions of Section 4.2, no dividend, stock split or other change in the capital structure of Parent shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Parent. In lieu of any such fractional securities, each holder otherwise entitled to a share of Parent Common Stock will be entitled to receive a cash payment in United States currency from the Depositary equal to the product of such fractional interest and the Parent Closing Stock Price, such amount to be provided to the Depositary by Parent on behalf of Parent SubCo upon request by the Depositary. If more than one certificate formerly representing Company Common Shares are surrendered for the account of the same holder, the number of shares of Parent Common Stock for which such certificates have been surrendered shall be computed on the basis of the aggregate number of Company Common Shares represented by the certificates so surrendered.

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4.5   Lost Certificates

        In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were exchanged pursuant to Section 2.2(b) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of Company Common Shares claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, any cash and/or one or more certificates representing one or more shares of Parent Common Stock pursuant to Section 4.2, in each case deliverable in accordance with Section 2.2, and cash in lieu of any fractional shares pursuant to Section 4.4. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the holder to whom cash and/or certificates representing shares of Parent Common Stock are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Company, Parent and Parent SubCo, and their respective transfer agents in such sum as Company, Parent and Parent SubCo may direct or otherwise indemnify Company, Parent and Parent SubCo in a manner satisfactory to Company, Parent and Parent SubCo against any claim that may be made against Company, Parent and Parent SubCo with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6   Extinguishment of Rights

        Any certificate which immediately prior to the Effective Time represented outstanding Company Common Shares that are not held by a Dissenting Shareholder who is ultimately entitled to be paid fair value of the Company Common Shares held by such Dissenting Shareholder, but was exchanged or was deemed to have been exchanged pursuant to Section 2.2(b), that has not been deposited with all other instruments required by Section 4.2, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature to Parent Common Stock. On such date, shares of Parent Common Stock (and any dividends or distributions with respect thereto) and cash, if any, to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Parent SubCo, together with all entitlements to dividends, distributions, cash and interest in respect thereof held for such former holder. None of Parent, Parent FinanceCo, Parent SubCo, Company or the Depositary shall be liable to any Person in respect of any Parent Common Stock (or dividends, distributions and/or cash in lieu of fractional shares) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

4.7   Withholding Rights

        Company, Parent, Parent FinanceCo, Parent SubCo and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Company Common Shares, Company Options, Company RSUs, Company DSUs or Parent Common Stock, such amounts as Company, Parent, Parent FinanceCo or Parent SubCo or the Depositary is required or entitled to deduct and withhold with respect to such payment under the ITA, the Code or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a holder exceeds the cash portion, if any, of the consideration otherwise payable to the holder, Company, Parent, Parent FinanceCo, Parent SubCo and the Depositary are hereby authorized to sell or otherwise dispose of, on behalf of such holder, such portion of the consideration as is necessary to provide sufficient funds to Company, Parent FinanceCo, Parent or Parent SubCo or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Company, Parent FinanceCo, Parent, Parent SubCo or the Depositary shall notify the holder thereof and remit any unapplied balance of the proceeds of such sale less any costs or expenses incurred by Company, Parent FinanceCo, Parent, Parent SubCo or the Depositary in connection with such sale.

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4.8   Indian Residents

        Notwithstanding the other provisions of this Plan of Arrangement, no share of Parent Common Stock, Replacement Option or Replacement SAR shall be issued in exchange for Company Common Shares, Company Options or Company SARs, as the case may be (as provided in Sections 2.2(b), 2.2(f) and 2.2(g) respectively) and no Company RSU shall be deemed to become a Parent RSU (as provided in Section 2.2(h)) where the holder of the Company Common Share, Company Option, Company SAR or Company RSU to be so exchanged is resident in India unless all required approvals of the Reserve Bank of India have been obtained. In the event such approvals cannot be obtained, the affected Company Options, Company SARs and Company RSUs shall be cancelled for no consideration and each Company Common Shareholder who is resident in India who would otherwise be entitled to receive shares of Parent Common Stock in exchange for their Company Common Shares will be entitled to receive a cash payment equal to the net proceeds after expenses received by the Depositary upon the sale of shares of Parent Common Stock to which such Company Common Shareholder would otherwise be entitled. The Depositary will sell such shares of Parent Common Stock by private sale (including by way of sale through the facilities of the NYSE) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary to the Company Common Shareholder who is resident in India who would otherwise be entitled to receive Parent Common Stock.

4.9   Non-Qualifying Jurisdictions

        Notwithstanding the other provisions of this Plan of Arrangement, no share of Parent Common Stock, Replacement Option or Replacement SAR shall be issued in exchange for Company Common Shares, Company Options or Company SARs, as the case may be (as provided in Sections 2.2(b), 2.2(f) and 2.2(g) respectively) and no Company RSU shall be deemed to become a Parent RSU (as provided in Section 2.2(h)) where the holder of the Company Common Shares, Company Options, Company SARs or Company RSU to be so exchanged is resident in a jurisdiction where the issuance of Parent Common Stock, Replacement Options or Replacement SARs or the assumption of such Company RSU would subject any Person to any risk of criminal liability. In such case, the affected Company Options, Company SARs and Company RSUs shall be cancelled for no consideration and each Company Common Shareholder who is resident in such jurisdiction who would otherwise be entitled to receive shares of Parent Common Stock in exchange for their Company Common Shares will be entitled to receive a cash payment equal to the net proceeds after expenses received by the Depositary upon the sale of shares of Parent Common Stock to which such Company Common Shareholder would otherwise be entitled. The Depositary will sell such shares of Parent Commons Stock by private sale (including by way of sale through the facilities of the NYSE) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary to the Company Common Shareholder who is resident in such jurisdiction who would otherwise be entitled to receive Parent Common Stock.

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4.10   Economically Equivalent Replacement

        In the event that Replacement Options or Replacement SARs are not issued in exchange for Company Options or Company SARs and Parent RSUs are not issued in exchange for Company RSUs because of circumstances described in Sections 4.8 and 4.9, and in any such case, the affected Company Options, Company SARs and Company RSUs are cancelled for no consideration, Parent shall issue options and restricted stock unit awards to acquire or receive (as the case may be) that number of shares of Parent Common Stock, in an economically equivalent amount of, and vesting on the same schedule as, such cancelled Company Options, Company SARs or Company RSUs, in a reasonable time after the Effective Time, to any holder of such affected Company Options, Company SARs or Company RSUs. In the event that Parent does not issue options and restricted stock unit awards to acquire or receive (as the case may be) that number of shares of Parent Common Stock to any holder of such cancelled Company Options, Company SARs or Company RSUs, Parent shall deliver as soon as practicable to such holder an amount in cash equal to the Spread Value of the vested Replacement Options or Parent RSUs that such holder would have received on the Effective Date. Notwithstanding anything in this Section 4.10 to the contrary, Parent shall not be required to take any action that would subject any Person to risk of criminal liability.

ARTICLE 5
AMENDMENTS

5.1   Amendments to Plan of Arrangement

(a)	The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Company and Parent, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to Company Securityholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement consented to by Company and Parent at any time prior to the Company Meeting, with or without any other prior notice or communication, and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by Company and Parent and (ii) if required by the Court, it is consented to by Company Common Shareholders voting in the manner directed by the Court.

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(d)	Subject to applicable law, any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of a former Company Securityholder.

ARTICLE 6
FURTHER ASSURANCES

6.1   Further Assurances

        Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Acquisition Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

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Schedule C

EXECUTION COPY

ACQUISITION AGREEMENT

among

ADVANCED MICRO DEVICES, INC.

1252986 ALBERTA ULC

and

ATI TECHNOLOGIES INC.

Dated as of July 23, 2006

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TABLE OF CONTENTS

Section	Page

ARTICLE I.

GENERAL

1.1	Implementation Steps by the Company	1
1.2	Interim Order	2
1.3	Circular; S-8 Registration Statement	2
1.4	Dissenting Shareholders	4
1.5	Effects of the Arrangement on Company Shares, Company Options, Company RSUs, Company DSUs and
	Company SARs	4
1.6	Canadian Securities Exemption Orders	4
1.7	Closing	4

ARTICLE II.

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Company	4
2.2	Representations and Warranties of Parent	26

ARTICLE III.

COVENANTS

3.1	Interim Operations	33
3.2	Acquisition Proposals	37
3.3	Company Meeting	39
3.4	Filings; Other Actions; Notification	40
3.5	Access	41
3.6	Stock Exchange Listing	41
3.7	Publicity	42
3.8	Expenses	42
3.9	Indemnification; Directors' and Officers' Insurance	42
3.10	Takeover Statute	42
3.11	Board Matters	43
3.12	Affiliates	43
3.13	Pre-Acquisition Reorganization	43
3.14	Credit Facilities	44
3.15	Financing	44
3.16	Benefits Matters	44

i

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ARTICLE IV.

CONDITIONS

4.1	Conditions to Each Party's Obligation to Effect the Transactions Contemplated by this Agreement and
	the Arrangement	45
4.2	Conditions to Obligation of Parent	47
4.3	Conditions to Obligation of the Company	48

ARTICLE V.

TERMINATION

5.1	Termination	48
5.2	Effect of Termination and Abandonment	49
5.3	Supply Arrangements	51

ARTICLE VI.

MISCELLANEOUS AND GENERAL

6.1	Survival	51
6.2	Modification or Amendment	52
6.3	Waiver of Conditions	52
6.4	Counterparts	52
6.5	Governing Law and Venue	52
6.6	Notices	53
6.7	Entire Agreement	54
6.8	No Third Party Beneficiaries	54
6.9	Obligations of Parent and of the Company	54
6.10	Definitions	54
6.11	Severability	59
6.12	Interpretation	59
6.13	Assignment	59
6.14	Specific Performance	60
Exhibit A	—	Form of Arrangement Resolution
Exhibit B	—	Plan of Arrangement
Exhibit C	—	Form of Company Affiliate Letter
Exhibit D	—	Form of Master Purchase and Sale Agreement

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INDEX OF DEFINED TERMS

Term	Section
401(k) Plan	3.16(d)
Acquisition Proposal	6.10
Affiliates	6.10
Affiliates Letter	3.12
Agreement	Preamble
Alternative Financing	3.15
ARC	4.1(e)(iii)
Arrangement	1.1(a)
Arrangement Resolution	Recitals
Articles of Arrangement	1.1(d)
Business Days	6.10
Canadian GAAP	2.1(e)(ii)
Canadian Securities Regulatory Authorities	6.10
CBCA	1.1(a)
Circular	1.3(a)
Closing	1.7
Closing Date	1.7
Code	2.1(m)(v)
Commissioner	4.1(e)(iii)
Commonly Controlled Entity	2.1(j)(i)
Company	Preamble
Company Audit Date	2.1(f)
Company Common Shareholders	Recitals
Company Common Shares	Recitals
Company Disclosure Letter	2.1
Company DSUs	2.1(b)(iii)
Company Equity Awards	2.1(b)(iii)
Company Financial Statements	2.1(e)(ii)
Company Information	1.3(b)
Company Material Adverse Effect	6.10
Company Material Contract	2.1(h)(xv)
Company Meeting	1.1(b)
Company Options	2.1(b)(iii)
Company Pension Plan	2.1(j)(i)
Company Permits	2.1(k)
Company Preferred Shares	2.1(b)(i)
Company Reports	2.1(e)(i)
Company Requisite Vote	2.1(c)(i)
Company Restricted Shares	2.1(b)(iii)
Company RSUs	2.1(b)(iii)
Company SARs	2.1(b)(iii)
Company Stock Plans	2.1(b)(iii)
Company Voting Debt	2.1(b)(vi)
Competition Act	2.1(d)(i)(F)

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Confidentiality Agreement	6.7
Contract	2.1(d)(ii)(B)
Court	Recitals
Current Premium	3.9(b)
Director	1.1(d)
Dissent Rights	1.2(d)
D&O Insurance	3.9(b)
Effective Time	Defined in Plan of Arrangement
Employee Plans	2.1(j)(i)
Environmental Law	6.10
ERISA	2.1(j)(i)
ESPP	3.16(c)
Exchange Act	6.10
Existing Customer	6.10
Expenses	5.2(b)
Final Order	1.1(a)
Financing	2.2(l)
Financing Commitments	2.2(l)
Governmental Consents	4.1(e)(iv)
Governmental Entity	2.1(d)(i)(G)
Harmful Code	2.1(p)(viii)
Hazardous Substance	6.10
HSR Act	2.1(d)(i)
Indemnified Party	3.9(a)
Intellectual Property Rights	6.10
Interim Order	1.1(a)
IRS	2.1(j)(iv)
knowledge	6.10
Laws	2.1(k)
Lender	2.2(l)
Lien	2.1(d)(ii)(B)
Minister	4.1(e)(ii)
NASDAQ	2.1(d)(i)(E)
NYSE	2.2(d)(i)(D)
OEM	6.10
Order	4.1(f)
Organizational Documents	2.1(a)
OSC	6.10
Parent	Preamble
Parent Audit Date	2.2(e)(i)
Parent Common Stock	6.10
Parent Compatible Chipsets	6.10
Parent Disclosure Letter	2.2
Parent Financial Statements	2.2(e)(ii)
Parent Information	1.3(a)
Parent Material Adverse Effect	6.10

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Parent Material Contract	2.2(h)(i)
Parent Permits	2.2(j)
Parent Preferred Stock	2.2(b)(i)(B)
Parent Reports	2.2(e)(i)
Parent SubCo	Preamble
Parent Supply Term	6.10
Person	6.10
Plan of Arrangement	1.1(a)
Pre-Acquisition Reorganization	3.13(i)
Representatives	3.2(a)
RS790	6.10
Sarbanes-Oxley Act	6.10
SEC	6.10
Section 404	2.1(e)(iii)
Securities Act	6.10
Securities Laws	6.10
Software	6.10
Subsidiary	6.10
Superior Proposal	6.10
Superior Proposal Notice	3.2(e)
Supply Term	6.10
S-8 Registration Statement	1.3(c)
Tax	6.10
Tax Return	6.10
Technology	6.10
Termination Date	5.1(c)
Termination Event	6.10
Termination Fee	5.2(c)
Transaction Consideration	6.10
TSX	2.1(d)(i)(E)
U.S. GAAP	2.2(e)(ii)

v

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ACQUISITION AGREEMENT

        ACQUISITION AGREEMENT (hereinafter called this “Agreement”), dated as of July 23, 2006, among Advanced Micro Devices, Inc., a Delaware corporation (“Parent”), 1252986 Alberta ULC, an unlimited liability company formed under the laws of Alberta (“Parent SubCo”), and ATI Technologies Inc., a corporation continued under the laws of Canada (the “Company”).

RECITALS

        WHEREAS, (i) the Board of Directors of Parent has deemed it advisable and in the best interests of its stockholders and (ii) the Board of Directors of the Company has deemed it fair to the shareholders of the Company and holders of outstanding Company Options and Company RSUs and in the best interests of the Company, upon the terms and subject to the conditions set forth herein, to effect the acquisition provided for herein in which Parent SubCo acquires all of the outstanding common shares of the Company (the “Company Common Shares”) pursuant to the Plan of Arrangement;

        WHEREAS, in furtherance of such acquisition, the Board of Directors of each of Parent and the Company has approved the transactions contemplated by this Agreement, and the Company has agreed upon the terms and subject to the conditions set forth herein (i) to submit a special resolution, substantially in the form of Exhibit A hereto (the “Arrangement Resolution”), to the holders of the Company Common Shares (the “Company Common Shareholders”), for approval, and (ii) to submit the Plan of Arrangement to the Ontario Superior Court of Justice (the “Court”) for approval; and

        NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I.

GENERAL

1.1    Implementation Steps by the Company.

        (a)     As promptly as practicable after the date hereof, the Company will apply, in a manner reasonably acceptable to Parent, to the Court under Section 192 of the Canada Business Corporations Act (the “CBCA”) for an order approving the arrangement (the “Arrangement”) on the terms and subject to the conditions set out in the plan of arrangement (the “Plan of Arrangement”) substantially in the form of Exhibit B hereto (as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal at the direction of the Court, the “Final Order”), and for an interim order of the Court, as the same may be amended (the “Interim Order”), in respect of the Arrangement, as contemplated by Section 1.2.

        (b)     The Company shall, subject to obtaining the Interim Order and in the manner contemplated by Section 3.3, convene and hold a special meeting of the Company Common Shareholders (the “Company Meeting”), including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to by Parent acting reasonably).

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        (c)     The Company shall, subject to obtaining the approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order approving the Arrangement.

        (d)     The Company shall, subject to obtaining the Final Order and the satisfaction or waiver of the conditions set forth in Article IV (other than those conditions that by their nature are to be satisfied at the Closing, but subject to fulfillment or waiver of those conditions), send to the Director appointed pursuant to Section 260 of the CBCA (the “Director”), for endorsement and filing by the Director, the articles of arrangement (the “Articles of Arrangement”) and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

        1.2    Interim Order.    The notice of motion for the application referred to in Section 1.1(a) shall request that the Interim Order provide:

        (a)     for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

        (b)     that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by Company Common Shareholders present in person or represented by proxy at the Company Meeting;

        (c)     that, in all other respects, the terms, restrictions and conditions of the Organizational Documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting; and

        (d)     for the grant of the rights of dissent in respect of the Arrangement described in Article 3 of the Plan of Arrangement (the “Dissent Rights”).

        1.3    Circular; S-8 Registration Statement.    (a)    As promptly as practicable after execution and delivery of this Agreement, Parent and the Company shall cooperate in preparing a management information circular of the Company with respect to the Company Meeting (together with any amendments and supplements thereto, the “Circular”), together with any documents required by the Securities Laws, or other applicable Laws in connection with the Arrangement and the other transactions contemplated by this Agreement. Parent shall furnish to the Company all information relating to Parent as may be reasonably requested by the Company to prepare the Circular (“Parent Information”). As promptly as practicable after the Company receives the Interim Order, the Company shall cause the Circular to be sent to each Company Common Shareholder and holder of Company Options and Company RSUs entitled to vote at the Company Meeting and filed as required by the Interim Order and applicable Laws.

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        (b)     The Company shall ensure that the Circular complies with all applicable Laws and any requirements of the Interim Order and that none of the information relating to the Company (for the avoidance of doubt, excluding Parent Information) included or incorporated by reference in the Circular (“Company Information”), at the date of mailing to the Company Common Shareholders and at the time of the Company Meeting contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. Parent shall ensure that none of the Parent Information provided by Parent for inclusion or incorporation by reference in the Circular, at the date of mailing to the Company Common Shareholders and at the time of the Company Meeting contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. Without limiting the generality of the foregoing, the Company (with respect to Company Information) and Parent (with respect to Parent Information) shall ensure that the Circular provides the Company Common Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. Each of the Company and Parent will, as promptly as practicable after receipt thereof, provide such other party with copies of written comments and advise such other party of any oral comments with respect to the Circular received from the Director or the Court and of any request by the Director or the Court for amendments or supplements to the Circular or for additional information. Parent and the Company shall each promptly notify each other if at any time before or after the Effective Time it becomes aware that the Circular or an application for an order or a registration covered by this Section 1.3 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, or that otherwise requires an amendment or supplement to the Circular or such application or registration. In any such event, (i) the Company shall, to the extent required by Law, seek an appropriate amendment to the Interim Order, and (ii) Parent and the Company shall cooperate in the preparation of a supplement or amendment to the Circular or to such other document, as required, and if required, the Company shall cause the same to be distributed to the Company Common Shareholders entitled to vote at the Company Meeting and the Company shall cause the same to be filed with the relevant securities regulatory authorities.

        (c)     Within five (5) Business Days after the Effective Time, Parent shall file a registration statement on Form S-8 (the “S-8 Registration Statement”) with the SEC to register the Parent Common Stock to be issued from time to time after the Effective Time upon delivery of Parent Common Stock underlying Company RSUs assumed by Parent or upon exercise of options issued in exchange for Company Options pursuant to the terms of this Agreement and the Plan of Arrangement. Parent shall use reasonable efforts to maintain the effectiveness of the S-8 Registration Statement for so long as options issued in exchange for Company Options or any Company RSUs remain outstanding.

        (d)     Parent and the Company shall take any action required to be taken under any applicable federal, provincial, territorial or state securities Laws (including “blue sky” Laws) in connection with the issuance of Parent Common Stock and the Arrangement; provided, however, that neither Parent nor the Company shall be required by reason of the foregoing to register or qualify as a foreign corporation or reporting issuer in any jurisdiction where either Parent or the Company is not now so registered or qualified.

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        1.4    Dissenting Shareholders.    The Company shall give Parent (a) prompt notice of any written notice exercising Dissent Rights, withdrawals of the exercise of such rights and any other instruments given pursuant to the CBCA and received by the Company in connection with the Arrangement or the Company Meeting and (b) the opportunity to participate in all negotiations and proceedings with respect to the exercise of such Dissent Rights to the extent that the Company is proposing to make any payments to such Company Common Shareholders. Without the prior written consent of Parent, except as required by applicable Law, the Company shall not make any payment prior to the Effective Time with respect to any such rights or offer to settle or settle any such rights.

        1.5    Effects of the Arrangement on Company Shares, Company Options, Company RSUs, Company DSUs and Company SARs.    Each Company Share, Company Option, Company RSU, Company DSU and Company SAR will be dealt with as provided in the Plan of Arrangement.

        1.6    Canadian Securities Exemption Orders.    Parent shall use reasonable efforts to obtain all orders required from the applicable Canadian securities regulatory authorities to permit the issuance and first resale of Parent Common Stock issued pursuant to the Arrangement without qualification with or approval of or the filing of any prospectus, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from any Governmental Entity under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any Governmental Entity administering such Laws or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions or transfer by reason of, among other things, a holder being a “control person” of Parent for purposes of Canadian federal, provincial or territorial securities Laws).

        1.7    Closing.    The closing of the Arrangement and the other transactions contemplated hereby (the “Closing”) shall take place (i) at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, on the second Business Day after which the last to be fulfilled or waived of the conditions set forth in Article IV (other than those conditions that by their nature are to be satisfied at the Closing, but subject to fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time and/or on such other date as the Company and Parent may agree in writing (the “Closing Date”).

ARTICLE II.

REPRESENTATIONS AND WARRANTIES

        2.1    Representations and Warranties of the Company.    Except (x) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to the date hereof (the “Company Disclosure Letter”) or in any other section or subsection thereof where the relevance of the information in such other section or subsection is readily apparent on its face or (y) as set forth in the body of the Company Reports that are publicly available in electronic form on the SEC’s website and filed with the SEC prior to the date hereof, the Company hereby represents and warrants to Parent that:

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        (a)     Organization, Good Standing and Qualification.    Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (if applicable in such jurisdiction) and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction (if applicable in such jurisdiction) where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to have such power or authority when taken together with all other such failures, could not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement. The Company has made available to Parent a complete and correct copy of the certificate and articles of continuance, articles of incorporation, by-laws or equivalent organizational documents and all amendments thereto (the “Organizational Documents”) of the Company and its Subsidiaries, each as amended to the date hereof. The Company’s and its Subsidiaries’ Organizational Documents so made available are in full force and effect. Section 2.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and each of its Subsidiaries is organized and qualified to do business.

        (b)     Capital Structure.    (i)    The authorized share capital of the Company consists of (A) an unlimited number of Company Common Shares and (B) an unlimited number of preference shares, issuable in series (“Company Preferred Shares”).

            (ii)     As of the close of business on July, 11 2006, 253,767,318 Company Common Shares were issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and nonassessable. As of the date hereof, no Company Preferred Shares were issued or outstanding.

            (iii)     The Company has delivered to Parent correct and complete lists, as of April 10, 2006, of the outstanding options to purchase Company Common Shares (collectively, the “Company Options”), the outstanding stock appreciation rights granted in connection with Company Options (collectively, the “Company SARs”), the outstanding restricted stock units with respect to Company Common Shares (collectively, the “Company RSUs”), the Company Common Shares subject to restrictions on transfer or forfeiture or repurchase (collectively, the “Company Restricted Shares”), and each deferred share unit with respect to the Company Common Shares (collectively, the “Company DSUs”, and, collectively with the Company Options, Company SARs, Company RSUs and Company Restricted Shares, the “Company Equity Awards”) granted under the ATI Technologies Inc. Restricted Share Unit Plans for U.S. Directors and Employees, as amended and restated effective January 31, 2005, the ATI Technologies Inc. Restricted Share Unit Plans for Canadian Directors and Employees, as amended and restated effective January 31, 2005, the ATI Technologies Inc. Restricted Share Unit Plan for Global Directors and Employees, as amended and restated effective January 31, 2005, the ATI Technologies Inc. Share Option Plan, as amended effective January 25, 2005, the ArtX, Inc. 1997 Equity Incentive Plan and the ATI Technologies Inc. Deferred Share Unit Plan for Directors (collectively, the “Company Stock Plans”), which list shall include, separately for each Company Stock Plan and for each type of Company Equity Award, the exercise or purchase price, the aggregate number of Company Common Shares subject to vested Company Equity Awards at such exercise or purchase price and the aggregate number of Company Common Shares subject to unvested Company Equity Awards at such exercise or purchase price. Between April 10, 2006 and the date hereof, the Company has not granted any Company Equity Awards.

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            (iv)     Each of the outstanding shares of share capital or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, pledge, security interest, claim or other encumbrance.

            (v)     Except for outstanding rights under the Company Equity Awards and except as may be permitted to be issued, delivered or sold after the date hereof in accordance with Section 3.1(a), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of share capital or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except for outstanding rights under the Company Equity Awards, there are no outstanding contractual rights to which the Company or any of its Subsidiaries is a party, the value of which is based on the value of the Company Common Shares.

            (vi)     The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Company Common Shareholders on any matter (“Company Voting Debt”).

            (vii)     Except with respect to (a) the securities of non-Affiliates held for investment purposes which do not constitute more than a 1% interest in any such non-Affiliate or (b) the share capital of, or voting securities or equity interests in, its Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock of, or other voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity.

            (viii)     No holders of securities issued by the Company or any of its Subsidiaries have any right to compel the Company or any of its Subsidiaries to register or otherwise qualify such securities for public sale in Canada or the United States.

        (c)     Corporate Authority and Approval.   (i)   The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to approval by the Company Common Shareholders of the Arrangement in accordance with the terms of the Interim Order (the “Company Requisite Vote”) and, with respect to the Circular and the matters relating thereto, the approval of the Board of Directors of the Company, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement and the Arrangement. Assuming this Agreement has been duly authorized, executed and delivered by Parent and Parent SubCo, this Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except to the extent enforceability may be subject to (A) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) general equitable principles (whether considered in a proceeding in equity or at law).

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            (ii)     The Board of Directors of the Company has: (A) determined unanimously that the transactions contemplated by this Agreement and the Arrangement are fair to the Company Common Shareholders and the holders of Company Options and Company RSUs and in the best interests of the Company; and (B) determined to recommend that the Company Common Shareholders vote in favor of the Arrangement.

        (d)     Governmental Filings; No Violations.    (i)     Other than the filings, notices, approvals and/or exemption orders (A) under the CBCA, (B) under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (C) under the Securities Laws, (D) to comply with U.S. state securities or “blue sky” Laws or Canadian provincial or territorial securities laws, (E) required to be made with the NASDAQ Stock Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”), (F) under the Investment Canada Act and the Competition Act (Canada) (the “Competition Act”), and (G) under the antitrust and/or notification laws of any other jurisdiction, where required, and other than the Interim Order and the Final Order, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, and no consents, registrations, approvals, permits or authorizations are required to be obtained by the Company or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental entity (“Governmental Entity”), in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement and the Arrangement, except where the failure to make any such notice, report or filing or obtain any such consent, registration, approval, permit or authorization, individually or in the aggregate, could not be reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement.

            (ii)     The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement and the Arrangement will not, constitute or result in (A) a breach or violation of, or a default under, the Organizational Documents of the Company or any of its Subsidiaries, (B) a breach or violation of, or a default under, the acceleration of any obligations or the creation of a termination right of any other contracting party, or of a mortgage, lien, pledge, charge, security interest, claim, easement, burden, title defect, encroachment, covenant, any matter of record or any other similar restriction or other encumbrance (“Lien”) on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (“Contract”) binding upon the Company or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B), or (C) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement.

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        (e)     Company Reports; Financial Statements.    (i) Since September 1, 2002, the Company has filed with or furnished to the Canadian Securities Regulatory Authorities, TSX and SEC the forms, reports and documents, including financial statements, annual information forms, material change reports and management proxy circulars required to be filed or furnished by the Company under applicable Securities Laws (collectively, including any other reports filed with or furnished to the Canadian Securities Regulatory Authorities, the TSX and SEC subsequent to the date hereof, the “Company Reports”). The Company Reports are publicly and freely available on either www.sedar.com or the SEC’s website. The Company Reports, at the time filed or furnished (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), complied, and each such Company Report filed or furnished subsequent to the date hereof will comply, in all material respects with the requirements of applicable Securities Laws and did not, and will not, at the time furnished or filed contain any misrepresentation (as defined in the Securities Laws, as applicable) or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has not filed any confidential material change report with the Canadian Securities Regulatory Authorities or any other securities authority or regulator or any stock exchange or other self-regulatory authority which as of the date hereof remains confidential. None of the Company’s Subsidiaries is required to file any reports or other documents with any of the Canadian Securities Regulatory Authorities, TSX or SEC. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.

            (ii)        The annual audited consolidated financial statements and the quarterly unaudited consolidated financial statements, including in each case, any related notes thereto, contained in the Company Reports (the “Company Financial Statements”) complied as to form in all material respects with the published rules and regulations of the Canadian Securities Regulatory Authorities, TSX, SEC and NASDAQ with respect thereto as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such filing), and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto). The Company Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments that are not expected to be material in amount and the absence of notes thereto) on a consolidated basis.

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            (iii)        The Company (A) makes and keeps books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; and (B) devises and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (I) transactions are executed in accordance with management’s general or specific authorization; (II) transactions are recorded as necessary (x) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any other criteria applicable to such statements, and (y) to maintain accountability for assets; (III) access to assets is permitted only in accordance with management’s general or specific authorization; and (IV) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has (A) established and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and principal financial officer by others within those entities. The Company has disclosed in its annual report on Form 40-F for the fiscal year ended August 31, 2005 any change in the Company’s internal control over financial reporting that occurred during the fiscal year ended August 31, 2005 that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting for the fiscal year ended August 31, 2005. The Company’s principal executive officer and principal financial officer have disclosed, based on their evaluation of internal control over financial reporting for the fiscal year ended August 31, 2005, to the Company’s auditors and the audit committee of the Company’s board of directors: (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which were reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involved management or other employees who had a significant role in the Company’s internal control over financial reporting. The Company is developing and executing, and throughout the period between signing and Closing will continue to develop and execute, processes, policies and procedures to comply with the requirements of Section 404 under the Sarbanes-Oxley Act and related rules and regulations thereunder (“Section 404”) as of the date by which it is required to comply. The Company has no reason to believe that (i) it will not be able to comply with Section 404 as of such date or (ii) that there will be any material weaknesses disclosed in the report of management on the Company’s internal control over financial reporting or the related attestation report of the Company’s independent registered public accounting firm to be included in the Company’s annual report on Form 40-F for the fiscal year ended August 31, 2006, filed with the SEC. As of the date hereof, to the Company’s knowledge there are no significant deficiencies (as defined by the Public Company Accounting Oversight Board) in the Company’s internal control over financial reporting.

            (iv)        The Company is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 and (B) applicable listing and corporate governance rules and regulations of the TSX and NASDAQ.

        (f)     Absence of Certain Changes.    Except as disclosed in the Company Reports prior to the date hereof, since August 31, 2005 (the “Company Audit Date”), the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been:

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            (i)     any change in the financial condition, business, operations, results of operations, properties, assets or liabilities of the Company and its Subsidiaries or any development or combination of developments that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement;

            (ii)     any material damage, destruction or other casualty loss with respect to any material asset or material property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

            (iii)     any (A) declaration, setting aside or payment of any dividends on, or any other distributions (whether in cash, stock or property) in respect of its share capital, (B) split, combination or reclassification of share capital or issuance or authorization of the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital or (C) purchase, redemption or other acquisition of any shares of share capital of the Company or its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of share capital or other securities required under the terms of any plans, arrangements or Contracts existing on the date hereof between the Company or any of its Subsidiaries and any director, officer, employee or consultant of the Company or any of its Subsidiaries (complete and accurate copies of which have been heretofore delivered to Parent);

            (iv)     any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries other than as contemplated by the Arrangement;

            (v)     any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money other than in the ordinary and usual course of business;

            (vi)     any creation or other incurrence by the Company or any of its Subsidiaries of any Lien on any material asset other than in the ordinary and usual course of business;

            (vii)     any making of any loan, advance or capital contributions to or investment in any Person other than loans in the ordinary and usual course of business consistent with past practice and advances or capital contributions to or investments in its wholly owned Subsidiaries in the ordinary and usual course of business;

            (viii)     any transaction or commitment made, or any Contract entered into, by the Company or any of its Subsidiaries relating to the acquisition, disposition or license of any material assets or relinquishment by the Company or any of its Subsidiaries of any Contract or other right, in either case, material to the Company and its Subsidiaries, taken as whole, other than transactions and commitments in the ordinary and usual course of business and those contemplated by this Agreement and the Arrangement;

            (ix)     any change by the Company in accounting methods, principles or practices, except for any such change required by reason of a change in Canadian GAAP; or

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            (x)     any (A) adoption, entering into, termination or amendment of any collective bargaining agreement or any Employee Plan, (B) increase in any manner in the compensation, bonus or fringe or other benefits of, or payment of any bonus of any kind or amount whatsoever to, any current or former director, officer, employee or consultant, (C) payment of any benefit or amount not required under any Employee Plan, (D) grant or payment of any severance or termination pay or increase in any manner of the severance or termination pay of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, (E) grant of any awards under any bonus, incentive, performance or other compensation plan or arrangement, or any Employee Plan (including the grant of any Company Equity Award, “phantom” stock, “phantom” stock rights, stock based or stock related awards, performance units or the removal of existing restrictions in any Employee Plan or awards made thereunder), (F) amendment or modification of any Company Equity Award, (G) any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, Contract or arrangement or Employee Plan, (H) any action to accelerate the vesting or payment of any compensation or benefit under any Employee Plan or (I) material change to any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan or change to the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined, other than, in the case of clauses (B), (C), (D) and (E), increases, grants or payments to non-director and non-executive officers in the ordinary and usual course of business.

        (g)     No Undisclosed Material Liabilities.    There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and to the knowledge of the Company there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation other than:

            (i)     liabilities or obligations disclosed and provided for in the Company Reports prior to the date hereof;

            (ii)     liabilities or obligations incurred in the ordinary and usual course of business since the Company Audit Date; or

            (iii)     liabilities or obligations that could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        (h)     Company Material Contracts.    As of the date hereof, except for this Agreement or the Confidentiality Agreement, neither the Company nor any Subsidiary is a party to or bound by:

            (i)     any lease (whether of real or personal property) (A) providing for annual rentals of $500,000 or more, or (B) involving real property that is greater than 35,000 square feet in size;

            (ii)     any Contract (other than standard purchase orders which can be cancelled on not more than 60 days notice without payment of any penalty) for the purchase of materials, supplies, goods, services, equipment or other assets, or pursuant to which a Person fabricates, manufactures, assembles, tests or packages any of the Company’s or its Subsidiaries products or components of products, for which the Company and its Subsidiaries paid greater than $5,000,000 in the aggregate in fiscal 2005, or reasonably anticipate will pay greater than $5,000,000 in the aggregate in fiscal 2006;

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            (iii)     any OEM, sales, distribution or other similar Contract under which the Company and its Subsidiaries received revenue of greater than $10,000,000 in the aggregate in fiscal 2005 or reasonably expect to receive revenue of greater than $10,000,000 in the aggregate in fiscal 2006;

            (iv)     any partnership, joint venture or other similar Contract pursuant to which the Company or any of its Subsidiaries has an investment of greater than $2,500,000 or that is otherwise material to the Company;

            (v)     any Contract relating to the acquisition or disposition of any business or of any assets by the Company or any of its Subsidiaries outside of the ordinary and usual course of business with a value of greater than $5,000,000 (in each case, whether by merger, sale of stock, sale of assets or otherwise);

            (vi)     any Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such Contract with an aggregate outstanding principal amount not exceeding $2,500,000 and which may be prepaid on not more than 30 days’ notice without the payment of any penalty;

            (vii)     any license (whether in-license or out-license) that either (A) involved annual payments in fiscal 2005 in excess of $5,000,000 or would reasonably be expected to result in annual payments in fiscal 2006 in excess of $5,000,000, or (B) is material to the Company;

            (viii)     any material agency, dealer, sales representative, marketing or other similar Contract;

            (ix)     any Contract with (A) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Company, it Subsidiaries or any of their Affiliates, or (B) any director or officer of the Company, its Subsidiaries or any of their Affiliates or any “associates” or members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such director or officer;

            (x)     any Contract that: (A) contains noncompetition restrictions, including any covenants limiting or purporting to limit the freedom of the Company or any Subsidiary to compete in any material line of business or with any Person or in any area or which would limit the freedom of the Company or any Subsidiary to compete in any material line of business after the Effective Time, (B) grants any exclusive license or exclusive supply or distribution rights for a material product or territory, or (C) grants from the Company or any of its Subsidiaries any “most favored nation” or similar preferred pricing rights to any of the customers of the Company and its Subsidiaries listed in Section 2.1(r) of the Company Disclosure Letter;

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            (xi)     any Contract in which the Company or any Subsidiary grants rights of first refusal, rights of first negotiation or similar rights with respect to any material product, service or Intellectual Property Right;

            (xii)     any Contract under which the Company or any of its Subsidiaries has obligations to develop or market any products, Technology or Intellectual Property Rights for or jointly with other Persons that is material to the Company or any of its Subsidiaries, taken as a whole, as well as any Contract by which a Person is developing or marketing any products, Technology or Intellectual Property Rights for the Company or its Subsidiaries that is material;

            (xiii)     any Contract under which the Company or any of its Subsidiaries agrees (A) to indemnify or guaranty the obligations of any party, other than commercial agreements entered into in the ordinary and usual course of business, or (B) to share a Tax liability of any party;

            (xiv)     any Contract, any of the benefits to any party of which, in accordance with its terms, will be increased, or the vesting of the benefits to any party of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits to any party of which will be calculated on the basis of any of the transactions contemplated by this Agreement; or

            (xv)     any other Contract that is material to the Company and the Subsidiaries, taken as a whole.

        Each Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound of the type and materiality listed in Section 2.1(h) of the Company Disclosure Letter, whether or not set forth in Section 2.1(h) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract.” The Company has made available to Parent true and complete copies of all Company Material Contracts as of the date hereof. Each Company Material Contract is valid and binding according to its terms on the Company and each of its Subsidiaries party thereto and, to the Company’s knowledge, each other party thereto, and is in full force and effect. To the knowledge of the Company, no other party to any Company Material Contract intends to terminate, not renew or challenge the validity or enforceability of any Company Material Contract, except for such terminations, non-renewals or challenges as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, and, to the knowledge of the Company, no other party thereto, is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        (i)     Litigation.    Except as disclosed in the Company Reports prior to the date hereof, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that could result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except for those that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement.

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        (j)     Employee Benefits.

            (i)     The Company has delivered to Parent accurate and complete copies (or accurate and complete descriptions thereof if unwritten) of currently in force material employment, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, “phantom” stock, performance, retirement, thrift, savings, stock bonus, paid time off, perquisite, fringe benefit, vacation, severance or termination pay, disability, death benefit, hospitalization, medical, dental, life or other insurance (whether insured or self-insured), welfare benefit, employee loan, employee assistance, supplementary unemployment benefit or other material plan, program, policy, arrangement or understanding (whether or not legally binding) maintained, contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries or any other Person that together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”) but excluding the Canada Pension Plan, the Quebec Pension Plan, any health or drug plan established and administered by a Province and workers’ compensation insurance provided by federal or provincial legislation or a comparable program, regardless of whether the Code or ERISA are applicable to such Person (each, a “Commonly Controlled Entity”), in each case providing benefits to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries and all amendments and supplements thereto (collectively, the “Employee Plans”) together with, as applicable, accurate and complete copies of all funding agreements and any Contracts relating to such Employee Plans (including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements), all summary descriptions of the Employee Plans provided to past or present participants therein, the two most recent actuarial reports, any annual information returns required to be filed under applicable Law, the financial statements, if any, and evidence of any registration in respect thereof. Section 2.1(j)(i) of the Company Disclosure Letter contains a complete and accurate list of each Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA regardless of whether ERISA is applicable thereto) (sometimes referred to herein as a “Company Pension Plan”), each Employee Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA regardless of whether ERISA is applicable thereto) and all other Employee Plans. Section 2.1(j)(i) of the Company Disclosure Letter also identifies each applicable Law pursuant to which any of the Company or its Affiliates is required to establish any reserve or make any contribution for the benefit of any current or former employee located in any jurisdiction.

            (ii)     No condition or circumstance since the date of the documents provided in accordance with Section 2.1(j)(i) above would materially affect the information contained therein and, in particular, and without limiting the generality of the foregoing, no promises or commitments have been made by the Company or its Subsidiaries and no plans exist to materially amend any Employee Plan or to provide increased benefits thereunder to any employee, except as required by applicable Law.

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            (iii)     All of the Employee Plans are, and have been since their establishment, duly registered where required by Law (including registration with the relevant tax authorities where such registration is required to qualify for tax exemption or other beneficial tax status) and are in good standing under, and in material compliance with ERISA, the Code, all other applicable Laws, administrative guidance issued by regulatory authorities, and the terms of all collective bargaining agreements.

            (iv)     None of the Company or its Subsidiaries has ever sponsored, maintained, contributed to or has been required to contribute to a pension plan registered under the Income Tax Act (Canada). All Company Pension Plans intended to be tax-qualified in the United States have received favorable determination letters from the United States Internal Revenue Service (the “IRS”) with respect to “TRA” (as defined in Section 1 of United States Internal Revenue Procedure 93-39), and have timely filed with the IRS determination letter applications with respect to “GUST” (as defined in Section 1 of United States Internal Revenue Notice 2001-42), to effect that such Company Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked (or has revocation been threatened) and no event has occurred since the date of the most recent determination letter or application therefore relating to any such Company Pension Plan that would reasonably be expected to adversely affect the qualification of such Company Pension Plan or materially increase the costs relating thereto or require security under Section 307 of ERISA. In addition, all Company Pension Plans have been amended to comply with the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001. All Company Pension Plans required to have been approved by any regulatory authority have been so approved, no such approval has been revoked (or has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefore relating to any such Company Pension Plan that would reasonably be expected to materially affect any such approval relating thereto or materially increase the costs relating thereto.

            (v)     None of the Company, its Subsidiaries or any Commonly Controlled Entity has (A) maintained, contributed to or been required to contribute to any Employee Plan that is subject to Title IV of ERISA or Section 412 of the Code or (B) has any unsatisfied liability under Title IV of ERISA or Section 412 of the Code. Neither any Company Pension Plan nor any single-employer plan of any Commonly Controlled Entity has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived.

            (vi)     All Employee Plans have been materially administered in accordance with their terms, there are no outstanding defaults or violations by any of the Company or its Subsidiaries of any obligation required to be performed by it in connection with any Employee Plan and no order has been made or notice given pursuant to any Laws requiring (or proposing to require) any of the Company or its Subsidiaries to take (or refrain from taking) any action in respect of any Employee Plan.

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            (vii)     All returns, filings, reports and disclosures relating to the Employee Plans required to be filed or distributed, pursuant to the terms of the Employee Plans, Laws or any regulatory authority, have been filed or distributed in accordance with all requirements, all filing fees and levies imposed on the Employee Plans by regulatory authorities or Laws have been made on a timely basis and the funds of the Employee Plans are not exposed to any late filing fees that have not been remitted.

            (viii)     There are no actions, suits, claims, trials, demands, investigations, arbitrations or other proceedings pending or, to the knowledge of the Company, threatened with respect to the Employee Plans against any of the Company or its Subsidiaries, the funding agent, the insurers or the fund of such Employee Plans, other than claims for benefits in the ordinary course.

            (ix)     To the knowledge of the Company, no event has occurred and no condition or circumstance exists that has resulted or, could result in any Employee Plan being ordered or required to be terminated or wound-up in whole or in part or having its registration under any Laws being refused or revoked or being placed under the administration of any trustee or receiver or any regulatory authority or being required to pay any material taxes or penalties under any Laws.

            (x)     No event has occurred and there has been no failure to act on the part of any of the Company or its Subsidiaries or any administrator of any of the Employee Plans that could subject any of the Company or its Subsidiaries to the imposition of any tax, penalty or other disability with respect to any Employee Plans, whether by way of indemnity or otherwise. With respect to each Employee Plan, (A) there has not occurred any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) in which the Company or any of its Subsidiaries or any of their respective employees or any trustee, administrator or other fiduciary of such Employee Plan, or any agent of the foregoing that would subject the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective employees, or a trustee, administrator or other fiduciary of any trust created under any Employee Plan, to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA and (B) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any trustee, administrator or other fiduciary of any Employee Plan nor any agent of the forgoing, has engaged in any transaction or acted in a manner, or failed to act in a manner that would subject the Company or its Subsidiaries or, any trustee, administrator or other fiduciary, to any material liability for breach of fiduciary duty under ERISA or any other applicable Law. No Employee Plan or related trust has been terminated, nor, to the knowledge of the Company, has there been any “reportable event” (as that term is defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived with respect to any Employee Plan during the last five years, and no notice of a reportable event will be required to be filed in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement.

            (xi)     None of the Employee Plans is a “multiemployer plan” (as defined in Section 3(37) regardless of ERISA’s applicability thereto) or a multi-employer benefit plan.

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            (xii)     Section 2.1(j)(xii) of the Company Disclosure Letter discloses whether each Employee Plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA (regardless of the applicability of ERISA to such Employee Plan)) is (A) unfunded or self-insured, (B) funded through a “welfare benefit fund,” as such term is defined in Section 410(e) of the Code (regardless of whether the Code is applicable thereto), or other funding mechanism or (C) insured. Each such employee welfare benefit plan may be amended or terminated (including with respect to benefits provided to retirees and other former employees) without material liability (other than benefits then payable under such plan without regard to such amendment or termination) to the Company or any of its Subsidiaries at any time after the Effective Time. Each of the Company and its Subsidiaries complies with the applicable requirements of Section 4980B(f) of the Code or any similar applicable Law with respect to each applicable Employee Plan. No Employee Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee or director of any of the Company or its Subsidiaries after any termination of service of such employee or director (other than for continuation coverage required under Section 4980B(f) or similar applicable Law).

            (xiii)     None of the Employee Plans require or permit a retroactive increase in premiums or payments, and the level of insurance reserves, if any, under any self-insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims. All employer and employee obligations in respect of the Employee Plans, including payments, contributions and premiums required under applicable Laws and their terms have been satisfied. Neither the execution, delivery or performance of this Agreement, the consummation of the Arrangement or any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of any of the Company or its Subsidiaries (whether or not under any Employee Plan), or materially increase the benefits payable or provided under any Employee Plan, or result in any acceleration of the time of payment or vesting of any such benefits. The Company has delivered and disclosed to Parent any and all copies (or accurate and complete descriptions thereof if unwritten) of Employee Plans, together with, as applicable, accurate and complete copies of any and all Contracts, for Parent to make a good faith estimate of the total amount of all payments and the fair market value of all non-cash benefits that may become payable or provided to any director, officer, employee or consultant of the Company or any of its Subsidiaries under the Employee Plans (assuming for such purpose that such individual’s employment were terminated immediately following the Effective Time).

            (xiv)     The Company has delivered to Parent (A) correct and accurate summaries, as of the date of this Agreement, including, separately by country, the number of employees and contractors of each of the Company and its Subsidiaries, the aggregate annual salary, wages and fees paid to such employees, the aggregate annual amount of all other compensation payable to such employees or contractors (including compensation payable pursuant to bonus, deferred compensation or commission arrangements) and the average length of service for such employees or contractors; (B) a list, as of the date of this Agreement, of each of the officers of each of the Company and its Subsidiaries that correctly reflects, in all material respects, such officer’s base salary, any other compensation payable to such officer (including, without limitation, compensation payable pursuant to bonus, deferred compensation or commission arrangements), such officer’s date of employment, such officer’s position and such officer’s country of residence and principal employment; and (C) a list of each outstanding Company Equity Award granted to any officer of the Company or its Subsidiaries, including the holder, the date of grant, the type of Company Equity Award, the exercise or purchase price, the number of Company Common Shares subject to vested Company Equity Awards, the number of Company Common Shares subject to unvested Company Equity Awards and the Company Stock Plan pursuant to which such Company Equity Award was granted. Neither the Company nor any of its Subsidiaries has any liability, whether absolute or contingent, including any obligations under any Employee Plans, with respect to any misclassification of a Person performing services for the Company or any of its Subsidiaries as an independent contractor rather than as an employee.

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            (xv)     There are no agreements for the payment of any pension, bonus, share of profits, retirement allowance, insurance, hospitalization or other benefits for any of the employees of the Company or its Subsidiaries except as set out in Section 2.1(j)(xv) of the Company Disclosure Letter.

            (xvi)     No deduction by the Company or any of its Subsidiaries in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) has been disallowed or is subject to disallowance by reason of Section 162(m) of the Code or is an “excess parachute payment” pursuant to Section 280G of the Code.

            (xvii)     All amounts owing in respect of employee payroll withholding obligations, remittances, premiums, contributions and assessments under provincial or federal statutes or employee benefit plans have been fully accrued in the books and records of the Company and its Subsidiaries and wages, vacation pay, holiday pay and employee benefits of the employees of the Company and its Subsidiaries have been fully accrued in the Company’s books and records and reflected as such in the Company’s financial statements.

            (xviii)     No payment pursuant to any Employee Plans or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including the grant, vesting, modification or exercise of any Company Equity Award, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the consummation of the Arrangement, any other transactions contemplated by this Agreement or otherwise.

            (xix)     All Company Equity Awards have been appropriately authorized by the Board of Directors or a duly authorized committee thereof, including approval of the exercise or purchase price or the methodology for determining the exercise or purchase price and the substantive terms of the Company Equity Awards. All Company Options granted to employees in the United States reflect the fair market value of the Company’s Common Shares as determined under Section 409A of the Code on the date the option was granted (within the meaning of United States Treasury Regulation §1.421-1(c)). No Company Equity Awards have been retroactively granted, or the exercise or purchase price of any Company Equity Award determined retroactively.

            (xx)     The Company has registered all Company Equity Awards, whether or not currently outstanding, pursuant to one or more S-8 Registration Statements that the Company is required to register under applicable Law, and the Company has maintained the effectiveness of such S-8 Registration Statements.

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        (k)     Compliance with Laws; Permits.    Except as disclosed in the Company Reports, the businesses of each of the Company and its Subsidiaries are not being conducted in violation of any federal, state, local or non-Canadian law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for any violation that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement. Except as disclosed in the Company Reports and except for any investigation or review that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to the Company or any of its Subsidiaries to conduct the same. No material change is required in the Company’s or any of its Subsidiaries’ processes, properties or procedures in connection with any Law, and the Company has not received any notice or communication of any material noncompliance with any Law that has not been cured as of the date hereof. The Company and its Subsidiaries each has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals (the “Company Permits”) necessary to conduct its business in all material respects as presently conducted. The Company and its Subsidiaries each is in compliance in all material respects with the terms of the Company Permits.

        (l)     Environmental Matters.    Except as disclosed in the Company Reports prior to the date hereof: (i) the Company and its Subsidiaries have complied in all material respects at all times with all applicable Environmental Laws except for any such noncompliance that has been resolved; (ii) no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance which requires material remediation pursuant to any Environmental Law; (iii) no property formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during such period of ownership or operation which contamination requires material remediation pursuant to any Environmental Law; (iv) neither the Company nor any of its Subsidiaries has received any written notice alleging that it is liable for the investigation or remediation of any Hazardous Substances disposed on any third party property, except with respect to any notice the subject matter of which has been resolved; (v) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, or subject to, liability under any Environmental Law, except with respect to any notice, demand letter, claim or request the subject matter of which has been resolved; (vi) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction, indemnity or other agreement with any Governmental Entity or third party relating to liability under any Environmental Law, except for any such order, decree, injunction, indemnity or agreement that has expired or been nullified or is otherwise no longer in effect; (vii) to the Company’s knowledge, there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any material claim, liability, investigation or cost pursuant to any Environmental Law; (viii) the Company has made available to Parent copies of all material environmental reports, studies, assessments, sampling data and other environmental documents in its possession or reasonably available to the Company relating to the Company or its Subsidiaries or their respective current and former properties or operations; and (ix) the Company and its Subsidiaries each possess and are in compliance in all material respects with all material permits, licenses or other authorizations required under any applicable Environmental Law.

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        (m)     Taxes.

            (i)     (a)    The Company and its Subsidiaries have timely filed or caused to be filed (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed by them, and any such Tax Returns are true, correct and complete in all material respects, (b) the Company and its Subsidiaries have timely paid all material Taxes due and payable except to the extent that such Taxes are being contested in good faith and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with Canadian GAAP, (c) without taking into account any transactions contemplated by this Agreement and based upon activities to date, adequate reserves in accordance with Canadian GAAP have been established by the Company and its Subsidiaries for all material Taxes not yet due and payable in respect of taxable periods ending on or before the date hereof and (d) all material amounts of Tax required to be withheld by the Company and its Subsidiaries have been timely withheld and paid over to the appropriate Tax authority in accordance with applicable Laws.

            (ii)     No deficiency for any amount of Tax has been asserted or assessed by any Tax authority in writing against the Company or any of its Subsidiaries (or, to the knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and are Taxes for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with Canadian GAAP. There are no liens for any Taxes on the assets of the Company or any of its Subsidiaries, other than liens for current Taxes and assessments not yet due.

            (iii)     There are no pending or, to the knowledge of the Company, threatened Tax audits, examinations, investigations or other proceedings with respect to which the Company or its Subsidiaries has been notified in writing, and neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course). There are no requests for rulings or determinations in respect of any Taxes pending between the Company or any of its Subsidiaries and any Tax authority.

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            (iv)     Neither the Company nor any of its Subsidiaries is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit, other commercial lending agreements, or other transactions entered into in the ordinary course).

            (v)     Neither the Company nor any of its Subsidiaries is or has been required to make any disclosure to the Internal Revenue Service with respect to a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the United States Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended (the “Code”).

            (vi)     Neither the Company nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company) or (b) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under United States Treasury Regulation section 1.1502-6 (or any similar provision of Canadian federal or any state, provincial, local or non-United States law), as a transferee, successor, by contract or otherwise.

            (vii)     Neither the Company nor any of its Subsidiaries has distributed the stock of another company in a transaction that was purported or intended to be governed by Section 355 or Section 361 of the Code.

            (viii)     Neither the Company nor any of its Subsidiaries incorporated outside of the United States has made an election under Section 897(i) to be treated as a United States corporation for purposes of Sections 897, 1445, and 6039C of the Code.

            (ix)     Neither the Company nor any of its Subsidiaries incorporated outside of the United States is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

            (x)     Neither the Company nor any of its Subsidiaries incorporated outside of the United States is engaged in a United States trade or business, or is treated as being engaged in a United States trade or business, for U.S. federal income tax purposes.

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        (n)     Labor Matters.    Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. No work stoppage, labor strike or slowdown against the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries is involved in or threatened with any labor dispute or grievance. To the knowledge of the Company, there is no organizing effort or representation question at issue with respect to any employee of the Company or any of its Subsidiaries. No trade or labor union, council of trade unions, employee bargaining agent or affiliated bargaining agent has applied, or to the knowledge of the Company threatened to apply, to have the Company or any of its Subsidiaries declared a common employer pursuant to the Ontario Labour Relations Act, 1995 or to be certified as the bargaining agent of any of the employees. To the knowledge of the Company, (i) none of the Company, any Company Subsidiary or any of their respective employees has committed any unfair labor practices in connection with the operation of the respective businesses of the Company or any Company Subsidiary, and there is no charge, complaint, proceeding, order or assessment against the Company or any Company Subsidiary by the Ontario Labor Relations Board, Ministry of Labour, Workplace Safety and Insurance Board or any comparable state or non-Canadian agency pending or threatened; (ii) each of the Company and each Company Subsidiary is in compliance with all applicable Laws respecting labor, employment, fair employment practices, human rights, employment standards, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours; (iii) none of the Company or any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits premiums, remittances or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice); (iv) each of the Company and each Company Subsidiary has withheld and paid to the appropriate Governmental Entity all amounts required to be withheld from employees of the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary is liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any Laws relating to the employment of labor, including those related to wages, hours, and collective bargaining; (v) there are no controversies pending or threatened, between the Company or any Company Subsidiary and any of their current or former employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or any court of competent jurisdiction; and (vi) no employee of the Company or any Company Subsidiary is in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

        (o)     Insurance.    The Company and its Subsidiaries maintain insurance policies that are customary in scope and amount of coverage to those of similarly situated companies. All of such insurance policies are in full force and effect, and neither the Company nor any of its Subsidiaries is in default in any material respect with respect to their obligations under any of such insurance policies. All premiums or payments payable under all such insurance policies for periods prior to and ending on the date hereof have been duly paid or accrued on the financial statements of the Company included in the Company Reports.

        (p)     Intellectual Property.

            (i)     General.    Section 2.1(p)(i) of the Company Disclosure Letter sets forth, as of the date indicated, with respect to the Intellectual Property Rights owned by the Company and its Subsidiaries: (A) for each patent and patent application, the patent number or application serial number for each jurisdiction in which the patent or application has been filed, the date filed or issued, and the present status thereof, as maintained in records by the Company or its outside intellectual property counsel; (B) for each registered trademark, trade name or service mark, the application serial number or registration number, for each country, province and state, and the class of goods covered, as maintained in records by the Company or its outside intellectual property counsel; (C) for any URL or domain name, the registration date, any renewal date and name of registry, as maintained in records by the Company or its outside intellectual property counsel; (D) for each registered mask work, the date of first commercial exploitation, the registration number and date of registration, for each by country, province and state, as maintained in records by the Company or its outside intellectual property counsel; and (E) for each registered copyrighted work, the number and date of registration for each by country, province and state in which a copyright application has been registered, as maintained in records by the Company or its outside intellectual property counsel.

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            (ii)     Sufficiency. To the knowledge of the Company, the Intellectual Property Rights and Technology owned or licensed by the Company and its Subsidiaries constitute all material Intellectual Property Rights and material Technology used in or necessary for the conduct of the Company’s and its Subsidiaries’ business as presently conducted, including the design, manufacture, license and sale of all products currently under development or in production.

            (iii)     Royalties and Licenses.    Except pursuant to the licenses or with respect to the subject matter listed in Section 2.1(p)(iii) of the Company Disclosure Letter, to the knowledge of the Company neither the Company nor any Subsidiary is compensating or has any obligation to compensate or account to any Person for the use of any of the Company’s or any Subsidiary’s Intellectual Property Rights or Technology.

            (iv)     Ownership.    To the knowledge of the Company, the Company or each Subsidiary (A) owns all right, title and interest in and to the Intellectual Property Rights and Technology purported to be owned by the Company and the Subsidiaries, including the Intellectual Property Rights and Technology listed on Section 2.1(p)(i) of the Company Disclosure Letter, free and clear of any liens, claims or encumbrances other than encumbrances pursuant to contracts listed in Section 2.1(p)(iv)(a) of the Company Disclosure Letter; or (B) has a valid and enforceable right or license to use all other Intellectual Property Rights and Technology used in the conduct of the Company’s and its Subsidiaries’ business, and, except as disclosed in Section 2.1(p)(iv)(b) of the Company Disclosure Letter, all such licensed Intellectual Property Rights and rights to use Technology will not cease to be valid and enforceable rights of the Company by reason of the execution, delivery and performance of this Agreement, or by any ancillary agreements executed in connection with this Agreement, or the consummation of the transactions contemplated hereby or thereby.

            (v)     Absence of Claims; Non-infringement.    Except as disclosed in Section 2.1(p)(v)(a) of the Company Disclosure Letter, no proceedings, claims, or actions have been instituted or are pending against the Company or its Subsidiaries, or, to the knowledge of the Company, are threatened, that challenge the right of Company or any Subsidiary with respect to the use or ownership of the Intellectual Property Rights or Technology of the Company and the Subsidiaries. Without limiting the foregoing and except as disclosed in Section 2.1(p)(v)(b) of the Company Disclosure Letter, no interference, opposition, reexamination, or other proceeding initiated by a third party is or has been pending or, to the Company’s knowledge, threatened, in which the scope, validity, or enforceability of any of Company’s Intellectual Property Rights is being or has been challenged. Except as disclosed in Section 2.1(p)(v)(c) of the Company Disclosure Letter and to the knowledge of the Company, neither the Company’s nor its Subsidiaries’ past or present use of Intellectual Property Rights or Technology owned by the Company or a Subsidiary infringes upon or misappropriates, breaches or otherwise conflicts with the Intellectual Property Rights of any third party and neither the Company nor any Subsidiary has received any notice alleging any such infringement or misappropriation. Except as disclosed in Section 2.1(p)(v)(d) of the Company Disclosure Letter, the Intellectual Property Rights and Technology owned by the Company and its Subsidiaries are not subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other governmental authority (other than office actions and correspondence regarding pending patent applications and trademark applications) restricting the rights of the Company or its Subsidiaries with respect thereto. To the knowledge of the Company, no Person has interfered with, infringed upon or misappropriated any of the Company’s or its Subsidiaries’ Intellectual Property Rights, or is currently doing so.

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            (vi)     Protection of Intellectual Property Rights.    To the knowledge of the Company, all of the registrations and pending applications to governmental or regulatory bodies with respect to the Intellectual Property Rights owned by the Company and the Subsidiaries are being duly maintained and prosecuted and all maintenance and related fees due as of the date hereof have been paid. The Company and each Subsidiary has taken reasonable steps consistent with industry standard practices to safeguard and maintain the secrecy and confidentiality of trade secrets that are material to the Company and its Subsidiaries. Without limiting the foregoing, except as disclosed in Section 2.1(p)(vi)(a) of the Company Disclosure Letter, to the knowledge of the Company, (A) there has been no misappropriation of any trade secrets or other confidential Intellectual Property Rights or Technology used in connection with the business by any Person; (B) to the knowledge of the Company and its Subsidiaries, no employee, independent contractor or agent of the Company or a Subsidiary has misappropriated any trade secrets of any other person in the course of performance as an employee, independent contractor or agent of the business; and (C) to the knowledge of the Company and its Subsidiaries, no employee, independent contractor or agent of the Company is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of the Intellectual Property Rights and Technology of the Company and its Subsidiaries. Except as maintained in records by the Company as disclosed in Section 2.1(p)(vi)(b) of the Company Disclosure Letter, no funding, facilities, or personnel of any governmental entity or educational institution were used, directly or indirectly, to develop or create, in whole or in part, any of the Company’s or its Subsidiary’s Intellectual Property Rights or Technology. To the knowledge of the Company and except as disclosed in Section 2.1(p)(vi)(c) of the Company Disclosure Letter, neither the Company nor any Subsidiary has made any written submission to, and is not subject to any agreement with, any standards bodies or other entities that would obligate the Company or a Subsidiary to grant licenses to or otherwise impair its control of its Intellectual Property Rights.

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            (vii)     Software; Escrow.    To the knowledge of the Company, any Software or firmware incorporated in or provided with the products, and any media used to distribute it, contain at delivery no computer instructions, circuitry or other technological means whose purpose or effect is to disrupt, damage or negatively interfere with any use of any customer’s computer and communications facilities or equipment (“Harmful Code”), and Company and its Subsidiaries have used commercially reasonable efforts to prevent the introduction of such Harmful Code to all Software, firmware and media distributed or sold by the Company and its Subsidiaries. “Harmful Code” includes (a) any instrumentality that could cause the Software or firmware to fail to be operative upon command of or by design by the Company or its Subsidiaries, and (b) any code containing viruses, trojan horses, worms, or like destructive code or code that self-replicates. To the knowledge of the Company and except as disclosed in Section 2.1(p)(vii)(a) of the Company Disclosure Letter, none of the Software incorporated in the Company’s or its Subsidiaries’ products is, in whole or in part, subject to the provisions of any “copyleft,” open source or quasi-open source license agreement, or any other agreement obligating the Company or a Subsidiary to make source code available to third parties or to publish source code. Except as disclosed in Section 2.1(p)(vii)(b) of the Company Disclosure Letter, neither the Company nor any Subsidiary has entered into any agreement requiring the Company or the Subsidiary to place the source code or other Technology incorporated in the Company’s or its Subsidiaries’ products in escrow so that a licensee might obtain access to it upon the occurrence of any release condition.

            (viii)     Export Control.    To the knowledge of the Company and except as disclosed in Section 2.1(p)(viii)(a) of the Company Disclosure Letter, the Company and each Subsidiary has obtained all approvals necessary for exporting the Company’s and the Subsidiaries’ products, including Software that is incorporated in the Company’s or its Subsidiaries’ products, outside the United States and Canada in accordance with all applicable United States and Canadian export control regulations, and importing the products and Software that is incorporated in the Company’s or its Subsidiaries’ products into any country in which the products and Software are now sold or licensed for use, and all such export and import approvals in the United States, Canada and throughout the world are valid, current, outstanding and in full force and effect.

        (q)     Properties.

            (i)     Each of the Company and its Subsidiaries has good and valid title to, or valid leasehold or sublease interests or other comparable contract rights in or relating to all of its properties and other assets (other than Intellectual Property Rights, which are governed by Section 2.1(p)) necessary for the conduct of its business as currently conducted, except for such property or other assets where the failure to do so individually or in the aggregate do not materially interfere with the value or use of the property or the ability of the Company and its Subsidiaries to conduct their business as currently conducted. All such properties and other assets are held free and clear of all Liens, except for Liens that individually or in the aggregate do not materially interfere with the value or use of the property or the ability of the Company and its Subsidiaries to conduct their businesses as presently conducted.

            (ii)     Each of the Company and its Subsidiaries has complied in all material respects with the terms of all leases or subleases to which it is a party and under which it is in occupancy, and all leases to which the Company is a party and under which it is in occupancy are in full force and effect, except where the failure so to be, individually or in the aggregate, does not materially interfere with the value or use of the property or the ability of the Company and its Subsidiaries to conduct their businesses as currently conducted. Neither the Company nor any of its Subsidiaries has received as lessee any written notice from the lessor of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a material default with respect to any such lease or sublease.

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        (r)     Customers.    Section 2.1(r) of the Company Disclosure Letter sets forth the twenty (20) largest customers (including OEMs, systems integrators and value added resellers, as well as other direct and indirect customers) by revenue of the Company and its Subsidiaries for the fiscal year ended August 31, 2005, and for the nine-month period ended April 30, 2006. To the Company’s knowledge, no such customer intends to terminate or materially adversely change its relationship with the Company or any of its Subsidiaries.

        (s)     Vote Required.    Subject to the discretion of the Court, the Company Requisite Vote is the only vote of the holders of any class or series of the Company’s securities necessary or required to approve the Arrangement.

        (t)     Brokers and Finders.    Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement and the Arrangement except that the Company has employed Credit Suisse First Boston and Genuity Capital Markets as its financial advisors, the arrangements with which have been disclosed to Parent prior to the date hereof. The fees and expenses of financial advisors (including Credit Suisse First Boston and Genuity Capital Markets) and legal counsel (including Shearman & Sterling and Goodmans LLP) retained by the Company in connection with this Agreement or the transactions contemplated hereby incurred or to be incurred by the Company will not exceed the amount set forth in Section 2.1(t) of the Company Disclosure Letter.

        (u)     Opinion of Financial Advisor.    The Company has received the opinion of Credit Suisse First Boston, financial advisor to the Company, to the effect that, as of the date of the opinion, the Transaction Consideration to be received by the Company Common Shareholders is fair to the Company Common Shareholders from a financial point of view.

        2.2 Representations and Warranties of Parent.    Except (x) as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to the date hereof (the “Parent Disclosure Letter”) or in any other section or subsection thereof where the relevance of the information in such other section or subsection is readily apparent on its face, or (y) as set forth in the body of the Parent Reports that are publicly available in electronic form on the SEC’s website and filed with the SEC prior to the date hereof, Parent hereby represents and warrants to the Company that:

        (a)     Organization, Good Standing and Qualification.    Each of Parent and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (if applicable in such jurisdiction) and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction (if applicable in such jurisdiction) where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to have such power or authority when taken together with all other such failures, could not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement. Parent has made available to the Company a complete and correct copy of the Organizational Documents of Parent and its significant Subsidiaries (as defined in Rule 1-02(w) of Regulation S-X, promulgated by the SEC), each as amended to the date hereof. Parent’s and its Subsidiaries’ Organizational Documents so made available are in full force and effect. Section 2.2(a) of the Parent Disclosure Letter contains a correct and complete list of each jurisdiction where Parent and each of its Subsidiaries (other than any Subsidiaries that have no operations and have no employees) is organized and qualified to do business.

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        (b)     Capital Structure.    (i)    The authorized capital stock of Parent consists of (A) 750,000,000 shares of Parent Common Stock and (B) 1,000,000 shares of preferred stock, par value $0.10 per share (the “Parent Preferred Stock”). As of June 30, 2006, 492,265,526 shares of Parent Common Stock were issued and outstanding (including 6,701,918 shares held in treasury), no shares of Parent Preferred Stock were issued and outstanding, employee stock options to purchase an aggregate of 31,537,725 shares of Parent Common Stock were outstanding (of which options to purchase to purchase an aggregate of 24,344,148 shares of Parent Common Stock were exercisable), and restricted stock and restricted stock units to purchase an aggregate of 3,288,914 shares of Parent Common Stock were outstanding (of which restricted stock and restricted stock units to purchase an aggregate of 64,818 shares of Parent Common Stock were vested). All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable. The authorized capital stock of Parent SubCo consists of an unlimited number of common shares, 100 of which are issued and outstanding as of the date hereof. All such common shares of Parent SubCo have been duly authorized and validly issued, and are fully paid and nonassessable. Each of the outstanding shares of capital stock of Parent SubCo and each of Parent’s other Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or a direct or indirect wholly owned subsidiary of Parent, free and clear of any Lien.

            (ii)     Except as set forth above, for changes since June 30, 2006 resulting from the exercise of stock options or the grant of stock based compensation to employees, as provided for under this Agreement and the Plan of Arrangement and as may be permitted to be issued, delivered or sold after the date hereof in accordance with Section 3.1(b), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

            (iii)     Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of Parent Common Stock on any matter.

        (c)     Corporate Authority and Approval.    (i)    Each of Parent and Parent SubCo has all requisite corporate power and authority and has taken all corporate action necessary (and no vote of the holders of outstanding Parent Common Stock is necessary) in order to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement and the Arrangement. Assuming this Agreement has been duly authorized, executed and delivered by the Company, this Agreement is a valid and binding agreement of Parent and Parent SubCo, enforceable against Parent and Parent SubCo in accordance with its terms, except to the extent enforceability may be subject to (A) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) general equitable principles (whether considered in a proceeding in equity or at law).

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            (ii)     The Parent Common Stock, when issued (A) in accordance with this Agreement and the Arrangement, (B) upon the exercise of (x) options issued in exchange for Company Options and (y) Company SARs pursuant to this Agreement and the Arrangement or (C) upon the vesting of Company RSUs and Company Restricted Shares with respect to Parent Common Stock issued in exchange for Company RSUs and Company Restricted Shares pursuant to this Agreement and the Arrangement will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. The Parent Common Stock, when issued as described in clause (A) of the preceding sentence, will be exempt from registration under the Securities Act and registered or exempt from registration under any applicable U.S. state securities or “blue sky” Laws or Canadian provincial or territorial securities laws.

        (d)     Governmental Filings; No Violations.    (i)    Other than the filings, notices and/or approvals (A) under the HSR Act, (B) under the Securities Laws, (C) to comply with U.S. state securities or “blue sky” Laws or Canadian provincial or territorial securities laws, (D) as may be required by the New York Stock Exchange (the “NYSE”) in respect of the Parent Common Stock to be issued in the transactions contemplated by this Agreement and the Arrangement and the listing of the Parent Common Stock on the NYSE, (E) under the Investment Canada Act and the Competition Act, and (F) under the antitrust and/or notification laws of any other jurisdiction, where required, no notices, reports or other filings are required to be made by Parent or any of its Subsidiaries with, and no consents, registrations, approvals, permits or authorizations are required to be obtained by Parent or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement and the Arrangement, except where the failure to make any such notice, report or filing or obtain any such consent, registration, approval, permit or authorization, individually or in the aggregate, could not be reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement.

            (ii)     The execution, delivery and performance of this Agreement by Parent do not, and the consummation by Parent of the transactions contemplated by this Agreement and the Arrangement will not, constitute or result in (A) a breach or violation of, or a default under, the Organizational Documents of Parent or any of its Subsidiaries, (B) a breach or violation of, or a default under, the acceleration of any obligations or the creation of a Lien, on the assets of Parent or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, could not be reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement.

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        (e)     Parent Reports; Financial Statements.    (i)    Since December 25, 2005 (the “Parent Audit Date”), Parent has filed each report or proxy statement required to be filed by Parent with the SEC since such date (collectively, including any other reports filed with the SEC subsequent to the date hereof and as amended, the “Parent Reports”), including (x) Parent’s Annual Report on Form 10-K for the year ended December 25, 2005 and (y) Parent’s Quarterly Report on Form 10-Q for the period ended March 26, 2006 (including exhibits, annexes and any amendments thereto). The Parent Reports are publicly and freely available on the SEC’s website, or copies thereof have otherwise been or, for Parent Reports filed after the date hereof will otherwise be, provided to the Company. The Parent Reports, at the time filed (or if amended or superseded by a filing prior to the date of hereof, then on the date of such filing), complied, and each Parent Report filed subsequent to the date hereof will comply, in all material respects with the requirements of applicable Securities Laws and did not, and will not, at the time furnished or filed, contain any misrepresentation (as defined in the Securities Laws, as applicable) or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

            (ii)     The annual audited consolidated financial statements and the quarterly unaudited consolidated financial statements, including in each case, any related notes thereto, contained in the Parent Reports (the “Parent Financial Statements”) complied as to form in all material respects with the published rules and regulations of the SEC and NYSE with respect thereto as of their respective dates, and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto). The Parent Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Parent and its Subsidiaries as of the dates and for the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments that are not expected to be material in amount and the absence of notes thereto) on a consolidated basis.

            (iii)     The books and records of Parent and its Subsidiaries, in all material respects, (x) have been maintained in accordance with good business practices on a basis consistent with prior years, (y) state in reasonable detail the material transactions and dispositions of the assets of Parent and its Subsidiaries and (z) accurately and fairly reflect the basis for the Parent Reports. Parent has (A) established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) to ensure that material information relating to Parent and its Subsidiaries is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, and (B) designed and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements, including that (I) transactions are executed in accordance with management’s general or specific authorization and (II) transactions are recorded as necessary (x) to permit preparation of consolidated financial statements in conformity with U.S. GAAP and (y) to maintain accountability of the assets of Parent and its Subsidiaries. The management of Parent has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s board of directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

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            (iv)     Parent is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) applicable listing and corporate governance rules and regulations of the NYSE.

        (f)     Absence of Certain Changes.    Except as disclosed in the Parent Reports prior to the date hereof, since the Parent Audit Date, Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been:

            (i)     any change in the financial condition, business, operations or results of operations of Parent and its Subsidiaries or any development or combination of developments that, individually or in the aggregate, has had or could reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement;

            (ii)     any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of Parent; or

            (iii)     any change in any material method of accounting or accounting practice by Parent or any of its Subsidiaries, except for any such change required by reason of a concurrent change in U.S. GAAP or Regulation S-X under the Exchange Act.

        (g)     No Undisclosed Material Liabilities.    There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and to the knowledge of Parent there is no existing condition, situation or set of circumstances that could reasonably be expected to the knowledge of Parent to result in such a liability or obligation other than:

            (i)     liabilities or obligations disclosed and provided for in the Parent Reports prior to date hereof;

            (ii)     liabilities or obligations incurred in the ordinary and usual course of business since the Parent Audit Date; and

            (iii)     liabilities or obligations that could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

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        (h)     Parent Material Contracts.    (i)    Except as filed as exhibits to the Parent Reports, this Agreement or the Financing Commitment, none of Parent or any of its Subsidiaries is a party to or bound by any Contract which, as of the date hereof (A) would prohibit or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement, or (B) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC. Each Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound of the type described in this Section 2.2(h), whether or not set forth in Section 2.2(h) of the Parent Disclosure Letter, is referred to herein as a “Parent Material Contract.”

            (ii)     Each Parent Material Contract is valid and binding according to its terms on Parent and each of its Subsidiaries party thereto and, to Parent’s knowledge, each other party thereto, and is in full force and effect, except, insofar as this representation is made as of the Closing Date, as could not reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, no other party to any Parent Material Contract intends to terminate, not renew, or challenge the validity or enforceability of any Parent Material Contract, except for such terminations, non-renewals or challenges as could not be reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries, and, to the knowledge of Parent, no other party thereto, is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

            (i)     Litigation.    Except as disclosed in the Parent Reports prior to the date hereof, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that could result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, except for those that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement.

        (j)     Compliance with Laws; Permits.    Except as disclosed in the Parent Reports prior to the date hereof, the businesses of each of Parent and its Subsidiaries are not being conducted in violation of any Laws, except for any violation that, individually or in the aggregate, could not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement. Except as disclosed in the Parent Reports prior to the date hereof and except for any investigation or review that, individually or in the aggregate, could not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to Parent or any of its Subsidiaries to conduct the same. No material change is required in Parent’s or any of its Subsidiaries’ processes, properties or procedures in connection with any Law, and Parent has not received any notice or communication of any material noncompliance with any Law that has not been cured as of the date hereof. Parent and its Subsidiaries each has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals (the “Parent Permits”) necessary to conduct its business in all material respects as presently conducted, except where the failure to have any such Parent Permits, individually or in the aggregate, could not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement.

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        (k)     Taxes.    Except as has not had, and could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

            (i)     (a)    Parent and its Subsidiaries have timely filed or caused to be filed (taking into account any extension of time to file granted or obtained) all Tax Returns required to be filed by them, and any such filed Tax Returns are true, correct and complete, (b) Parent and its Subsidiaries have timely paid any and all Taxes due and payable except to the extent that such Taxes are being contested in good faith and for which Parent or the appropriate Subsidiary has set aside adequate reserves in accordance with U.S. GAAP, (c) without taking into account any transactions contemplated by this Agreement and based upon activities to date, adequate reserves in accordance with U.S. GAAP have been established by Parent and its Subsidiaries for all Taxes not yet due and payable in respect of taxable periods ending on or before the date hereof and (d) all amounts of Tax required to be withheld by Parent and its Subsidiaries have been timely withheld and paid over to the appropriate Tax authority in accordance with applicable Laws.

            (ii)     No deficiency for any amount of Tax has been asserted or assessed by any Tax authority in writing against Parent or any of its Subsidiaries (or, to the knowledge of Parent, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and are Taxes for which Parent or the appropriate Subsidiary has set aside adequate reserves in accordance with U.S. GAAP. There are no liens for any amount of Tax on the assets of Parent or any of its Subsidiaries, other than liens for current Taxes and assessments not yet past due.

            (iii)     There are no pending or, to the knowledge of Parent, threatened Tax audits, examinations, investigations or other proceedings with respect to which Parent or any of its Subsidiaries has been notified in writing, and neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course). There are no requests for rulings or determinations in respect of any Taxes pending between Parent or any of its Subsidiaries and any Tax authority.

            (iv)     None of Parent’s Subsidiaries incorporated outside of the United States is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

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            (v)     None of Parent’s Subsidiaries incorporated outside of the United States is engaged in a United States trade or business, or is treated as being engaged in a United States trade or business, for U.S. federal income tax purposes.

        (l)     Available Funds.    Parent has made available to the Company a true, accurate, complete and fully executed copy of a commitment letter (the “Financing Commitment”), pursuant to which, subject to the terms and conditions thereof, Morgan Stanley Senior Funding, Inc. (the “Lender”) has committed to provide Parent with financing (the “Financing”). As of the date hereof, the Financing Commitment is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect and Parent is not in breach of any conditions set forth therein. There are no facts and circumstances known on the date hereof to Parent or any of Parent’s Affiliates that could reasonably be expected to (i) prevent the conditions described in the Financing Commitment from being satisfied when required or (ii) prevent Parent or Parent SubCo from receiving Financing pursuant to the terms of the Financing Commitment in accordance with its terms. The Lender has not advised Parent of any facts which cause it to believe the Financing will not be consummated substantially in accordance with the terms of the Financing Commitment. The proceeds from the Financing, together with cash on hand, constitute all of the financing required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of Parent’s obligations to pay the cash portion of the Transaction Consideration.

        (m)     Brokers and Finders.    Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement and the Arrangement, except that Parent has employed Morgan Stanley & Co. Incorporated as its financial advisor, the arrangements with which have been disclosed to the Company prior to the date hereof.

        (n)     Opinion of Financial Advisor.    Parent has received the opinion of Morgan Stanley & Co. Incorporated, financial advisor to Parent, to the effect that, as of the date of the opinion, the Transaction Consideration to be paid by Parent is fair to Parent from a financial point of view.

ARTICLE III.

COVENANTS

        3.1    Interim Operations.    (a)    The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise consent in writing (any request for consent to be considered by Parent in good faith and responded to within one (1) Business Day) or except as otherwise required by applicable Law or with respect to the transactions and commitments contemplated by this Agreement and the Arrangement) that the business of the Company and its Subsidiaries shall be conducted in the ordinary and usual course, and, to the extent consistent therewith, the Company and each of its Subsidiaries shall use its respective reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, licensors, licensees, lessors, employees and business associates. Without limiting the generality of the foregoing, the Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise consent in writing (any request for consent to be considered by Parent in good faith and responded to within one (1) Business Day) or except as otherwise required by applicable Law or with respect to the transactions and commitments contemplated by this Agreement and the Arrangement or unless disclosed in Section 3.1(a) of the Company Disclosure Letter), neither the Company nor any of its Subsidiaries shall:

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            (i)     (A)    declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its shares or other equity interests, (B) split, combine or reclassify any of its shares or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares or (C) purchase, redeem or otherwise acquire any of its shares or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of its shares or other securities required under the terms of any plans, arrangements or Contracts existing on the date hereof between the Company or any of its Subsidiaries and any director, officer, employee or consultant of the Company or any of its Subsidiaries;

            (ii)     (A)    issue, deliver, sell, grant, pledge, dispose of or otherwise encumber any of its shares, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares or voting securities, or any rights, warrants or options to acquire any such convertible securities (other than the issuance of Company Common Shares upon the exercise of Company Options outstanding on the date hereof or pursuant to Company RSUs outstanding on the date hereof, in each case in accordance with their terms on the date hereof without any action by the Company to accelerate the vesting of the Company Options or Company RSUs), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, or (B) amend any term of any outstanding security of the Company or its Subsidiaries;

            (iii)     adopt or propose any change to its Organizational Documents;

            (iv)     directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, or by purchasing assets or stock of, or by any other manner, any Person or division, business or equity interest of any Person or (ii) any assets which, individually have a purchase price in excess of $15,000,000 or, in the aggregate, have a purchase price in excess of $15,000,000, except for capital expenditures (which are subject to paragraph (viii) below) and purchases of raw materials, supplies and other inventory items in the ordinary and usual course of business;

            (v)     other than products sold to customers in the ordinary and usual course of business (without limitation as to dollar amount) or otherwise in the ordinary and usual course of business and not in an aggregate amount of more than $5,000,000, transfer, lease, license, guarantee, sell, dispose of or subject to any Lien any other property or assets (including share capital of any of its Subsidiaries);

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            (vi)     incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, other than (A) indebtedness existing solely between the Company and its wholly owned Subsidiaries or between such wholly owned Subsidiaries or (B) indebtedness in an aggregate amount less than $2,500,000;

            (vii)     make any loan, advance, or capital contribution to or investment in any Person other than loans in the ordinary and usual course of business and advances or capital contributions to or investments in any wholly owned Subsidiary in the ordinary and usual course of business;

            (viii)     make or authorize or commit for any capital expenditures or any obligations or liabilities in respect thereof;

            (ix)     (A)    pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary and usual course of business or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Reports (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary and usual course of business, (B) cancel any indebtedness, (C) waive or assign any claims or rights of substantial value or (D) except as permitted by Section 3.2, waive any benefits of, fail to enforce, or agree to modify in any respect, or consent to any matter with respect to which consent is required under (x) any standstill or similar agreements to which the Company or any of its Subsidiaries is a party or (y) other than in the ordinary and usual course of business consistent with past practice, any confidentiality or similar agreements to which the Company or any of its Subsidiaries is a party;

            (x)     materially modify, materially amend or terminate any Company Material Contract, waive, release or assign any material rights or claims thereunder, or enter into any Contract (other than purchase orders in the ordinary and usual course of business), that if it had been entered in prior to the date hereof, would be a Company Material Contract;

            (xi)     sell, transfer or out-license to any Person or otherwise extend, amend, modify, abandon, or make part of the public domain any rights to the material Intellectual Property Rights owned by the Company or its Subsidiaries, other than pursuant to (i) confidentiality agreements entered into in the ordinary and usual course of business containing customary terms that do not impose any obligations on the Company or its Subsidiaries other than those relating to the treatment of confidential information and (ii) any Contracts currently in place (that have been disclosed in writing to Parent prior to the date hereof) in accordance with their terms as of the date hereof;

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            (xii)     enter into any Contract that both (A) either provides for aggregate payments to or receipt by the Company in excess of $2,500,000, relates to a material product or material Intellectual Property Rights of the Company or is otherwise material to the Company, and (B) contains any restriction on the ability of the Company or any of its Subsidiaries to assign its rights, interests or obligations thereunder, unless such restriction would not preclude any assignment to Parent or any of its Subsidiaries following the consummation of the Arrangement;

            (xiii)     except as required to ensure that any Employee Plan is not then out of compliance with applicable Law or to comply with any Company Compensation and Benefit Plan entered into prior to the date hereof, (A) adopt, enter into, terminate or amend any collective bargaining agreement or any Employee Plan, (B) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus of any kind or amount whatsoever to, any current or former director, officer, employee or consultant, (C) pay any benefit or amount not required under any Employee Plan, (D) grant or pay any severance or termination pay or increase in any manner the severance or termination pay of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, or any Employee Plan (including the grant of Company Equity Awards, “phantom” stock, “phantom” stock rights, stock based or stock related awards, performance units or the removal of existing restrictions in any Employee Plan or awards made thereunder), (F) amend or modify any Company Equity Awards, (G) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, Contract or arrangement or Employee Plan, (H) take any action to accelerate the vesting or payment of any compensation or benefit under any Employee Plan or (I) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan or change the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined;

            (xiv)     except as required by Canadian GAAP or, for purposes of any reconciliation to US GAAP, by US GAAP, make any change in accounting methods, principles or practices, or write up, write down or write off the book value of any assets, individually or in the aggregate;

            (xv)     make any material Tax election or settle or compromise any material liability for Taxes, change any Tax accounting period or any method of Tax accounting (except as required by applicable Law), file any amended material Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

            (xvi)     adopt a plan of complete or partial liquidation, dissolution, or recapitalization or a plan of reorganization;

            (xvii)     take any action that would, or that could reasonably be expected to, result in any of the conditions set forth in Article IV not being satisfied; or

            (xviii)     authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

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        (b)     Parent covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless the Company shall otherwise consent in writing and except as otherwise required by applicable Law or as expressly set forth in this Agreement or the corresponding subsection of Section 3.1(b) of the Parent Disclosure Letter), neither Parent nor any of its Subsidiaries shall:

            (i)     declare, set aside or pay any dividends (other than intercompany dividends) on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

            (ii)     in the case of Parent only, adopt or propose any change to its Organizational Documents;

            (iii)     adopt a plan of complete or partial liquidation, dissolution, or recapitalization or a plan of reorganization;

            (iv)     take any action that would, or that could reasonably be expected to, result in any of the conditions set forth in Article IV not being satisfied; or

            (v)     authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

        3.2    Acquisition Proposals.    (a)    Except as expressly permitted under Section 3.2(c) and Section 3.2(e), the Company agrees that it shall not, and shall not authorize or permit any of its Subsidiaries or any of their respective directors, officers, employees, counsel or financial advisors, or authorize or knowingly permit any of their respective other authorized representatives (such directors, officers, employees, counsel, financial advisors and other authorized representatives, “Representatives”) to (and shall instruct such Representatives not to), directly or indirectly: (i) solicit, initiate, seek, knowingly encourage or support any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except to notify such person as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal with respect to the Company, or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding contemplating or otherwise relating to any Acquisition Proposal. The Company shall immediately terminate, and shall cause the Company’s Subsidiaries and its and their Representatives to immediately terminate, all discussions or negotiations, if any, with any third party at the date hereof with respect to, or any that could reasonably be expected to lead to or contemplate the possibility of, an Acquisition Proposal. The Company shall immediately demand that each person which has heretofore executed a confidentiality agreement with the Company or any of its Affiliates or any of its or their Representatives with respect to such person’s consideration of a possible Acquisition Proposal to immediately return or destroy all confidential information heretofore furnished by the Company or any of its Affiliates or any of its or their Representatives to such person or any of its Affiliates or any of its or their Representatives in accordance with the terms of such confidentiality agreement.

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        (b)     Subject to Section 3.2(c) and Section 3.2(d), neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Arrangement or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal or (ii) approve or recommend, or propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal.

        (c)     Promptly (but in any event within 24 hours) after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes could lead to an Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry, the Company shall promptly keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to Parent a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry. If the Company receives an Acquisition Proposal which constitutes, or that the Board of Directors of the Company has determined is reasonably likely to lead to, a Superior Proposal, the Company shall promptly provide to Parent written notice that shall state expressly (i) that it has received an Acquisition Proposal which constitutes, or that the Board of Directors of the Company has determined is reasonably likely to lead to, a Superior Proposal, and (ii) the identity of the party making such Acquisition Proposal and a description of the material terms and conditions of the Acquisition Proposal and may then take the following actions:

        (A)     furnish nonpublic information to the third party making such Acquisition Proposal; provided, that (x) prior to so furnishing, the Company receives from the third party an executed confidentiality agreement containing standstill provisions and other terms and conditions that are no less restrictive to such third party than the terms and conditions of the Confidentiality Agreement, and (y) contemporaneously with furnishing any such nonpublic information to such third party, the Company furnishes a copy of such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished); and

        (B)     engage in negotiations with the third party with respect to the Acquisition Proposal.

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        (d)     In response to the receipt of a Superior Proposal that has not been withdrawn and continues to constitute a Superior Proposal after the Company’s compliance with Section 3.2(e), if (i) the Company Requisite Vote has not been obtained and (ii) the Board of Directors of the Company has concluded in good faith, following the receipt of advice of its outside legal counsel and financial advisors, that, in light of such Superior Proposal, not terminating this Agreement to accept such Superior Proposal and/or not recommending such Superior Proposal to its shareholders would be inconsistent with the Board of Directors’ fiduciary duties under the CBCA, the Company may terminate this Agreement and its Board of Directors may recommend such Superior Proposal to its shareholders after such termination, and concurrently with the termination of this Agreement enter into any agreement, understanding, letter of intent or arrangement with respect to such Superior Proposal, as applicable; provided, however, the Company shall not terminate this Agreement pursuant to this sentence, and any purported termination pursuant to this sentence shall be void and of no force or effect, unless concurrently with such termination pursuant to this Section 3.2(d) the Company pays to Parent the Termination Fee payable pursuant to Section 5.2(c); provided, further, the Company shall not exercise its right to terminate this Agreement and the Board of Directors shall not recommend a Superior Proposal to its shareholders pursuant to this Section 3.2(d) unless the Company shall be in compliance with its obligations under this Section 3.2 (including paragraph (e)), other than an immaterial and unintentional violation of paragraphs (a) or (c) of this Section 3.2.

        (e)     Prior to the Company terminating this Agreement, the Board of Directors of the Company recommending any Superior Proposal to the Company’s shareholders, or the Company entering into any agreement, understanding, letter of intent or arrangement with respect to such Superior Proposal, the Company shall deliver written notice (a “Superior Proposal Notice”) to Parent of its intent to take any of the foregoing action and, for a period of five Business Days after Parent’s receipt from the Company of each Superior Proposal Notice (or, in the event that more than one Superior Proposal Notice becomes due with respect to the same Acquisition Proposal, a period commencing from the date of such Superior Proposal Notice until the later of (i) the end of the fifth Business Day after the first such Superior Proposal Notice and (ii) the end of the third Business Day after all subsequent Superior Proposal Notices), the Company shall, if requested by Parent, negotiate in good faith with Parent to revise this Agreement so that the Acquisition Proposal that constituted a Superior Proposal no longer constitutes a Superior Proposal.

        (f)     Nothing contained in this Agreement shall be deemed to restrict the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or Section 99 of the Securities Act (Ontario) (or equivalent requirements under the Securities Laws of other Canadian provinces) or (ii) making any disclosure to the shareholders of the Company if, in the good faith determination of the Board of Directors of the Company, following the receipt of advice of its outside counsel, failure to so disclose would be inconsistent with the Board of Directors’ fiduciary duties under the CBCA; provided, however, that in no event shall the Company or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 3.2(b).

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        3.3   Company Meeting.    Subject to Section 3.2, the Company will take, in accordance with applicable Law, its Organizational Documents and the Interim Order, all action necessary to convene the Company Meeting as promptly as practicable after it obtains the Interim Order to consider and vote upon the approval of the Arrangement Resolution. Subject to Section 3.2, the Board of Directors of the Company shall recommend and not withdraw such recommendation, shall take all lawful action to solicit such approval, and shall cause the Arrangement Resolution to be submitted to the Company Common Shareholders at the Company Meeting.

        3.4    Filings; Other Actions; Notification.   (a)    The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the transactions contemplated by this Agreement and the Arrangement as soon as practicable (but in no event later than the Termination Date), including (i) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity and (ii) cooperating and working with counsel for the other party as promptly as practicable to develop and substantiate support for the transactions contemplated by this Agreement, whether from internal or third party sources, in order to consummate the transactions contemplated by this Agreement and the Arrangement; provided, however, nothing in this Section 3.4 shall require, or be construed to require, either Parent or the Company to proffer to, or agree to, sell or hold separate or agree to sell, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of Parent, the Company or any of their respective Affiliates (or to consent to any offer, sale, holding or agreement to sell, by the Company or Parent of any of its assets or businesses). Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement and the Arrangement. Each of Parent and the Company will respond promptly to any requests for additional information by any Governmental Entity in connection with the transactions contemplated by this Agreement and the Arrangement. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

        (b)     Each of the Company and Parent shall use reasonable efforts to obtain all necessary or advisable rulings or orders of Canadian Securities Regulatory Authorities.

        (c)     Subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall, upon request by the other, furnish the other with all information concerning (i) itself and its Subsidiaries (including information concerning their respective businesses, operations, products, markets, customers, suppliers and others they have business relations with, in a form that complies with applicable Laws relating to the exchange of information) and (ii) its and its Subsidiaries’ directors, officers and stockholders or shareholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Circular (including the preparation of any pro forma financial statements), the S-8 Registration Statement, the Financing (including the preparation of any information memoranda for loan syndication, and any business projections and historical and pro forma financial statements), and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement and the Arrangement. The Company shall provide, and cause its Subsidiaries and its and their respective Representatives to provide, all other information and assistance reasonably requested by Parent in connection with the Financing (including syndication efforts), including for purposes of any road shows, meetings with, presentations to (including participation by members of senior management and representatives of the Company in such meetings and presentations), and due diligence of, lenders and ratings agencies, including with respect to obtaining auditors’ consents and comfort letters, providing access to auditors’ work papers, pledging any capital stock or other collateral, and to enable the Financing syndication efforts to benefit from the Company’s existing lending relationships.

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        (d)     Each of the Company and Parent shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement and the Arrangement, including promptly furnishing the other with copies of notices or other communications received by Parent, the Company or any of their respective Subsidiaries, as the case may be, from any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement and the Arrangement. Each of the Company and Parent shall give prompt notice to the other of any change that could reasonably be expected to result in a Company Material Adverse Effect or Parent Material Adverse Effect, respectively, or prevent, materially delay or materially impair the ability of the Company or Parent, respectively, to consummate the transactions contemplated by this Agreement and the Arrangement. Neither the Company nor Parent shall permit any of its officers or any other Representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

        3.5    Access.    Upon reasonable notice, and except as may otherwise be required by applicable Law, each of the Company and Parent shall (and shall cause each of its Subsidiaries to) afford the Representatives of the other party reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts, records and personnel and, during such period, each of the Company and Parent shall (and shall cause each of its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested; provided, however, that no investigation pursuant to this Section 3.5 shall affect or be deemed to modify any representation or warranty made by any party hereto; provided, further, that nothing in this Section 3.5 shall require any party hereto to permit any inspection, or to disclose any information, that in the reasonable judgment of such party would result in (a) the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such party shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (b) any violation of Laws relating to the sharing of information between competitors, it being understood that the parties will provide extracts, or summaries, or aggregations or other information to the greatest extent practicable in a manner that does not result in any such violation or improper disclosure.

        3.6    Stock Exchange Listing.    Parent shall use reasonable efforts to cause the shares of Parent Common Stock to be issued pursuant to this Agreement and the Arrangement to be approved for issuance and listing on the NYSE, subject to official notice of issuance, prior to or as of the Effective Time.

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        3.7    Publicity.    The initial press release by the Company and Parent concerning this Agreement and the transactions contemplated by this Agreement and the Arrangement shall be a joint press release and thereafter the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the transactions contemplated by this Agreement and the Arrangement and prior to making any filings with any third party and/or any Governmental Entity (including any securities exchange) with respect thereto, except as may be required by any Laws or by obligations pursuant to any listing agreement with or rules of any securities exchange.

        3.8    Expenses.    Except as otherwise provided in Section 5.2, whether or not the Arrangement is consummated, all costs and expenses incurred in connection with this Agreement and the Arrangement and the transactions contemplated by this Agreement and the Arrangement shall be paid by the party incurring such expense, except that fees paid to Governmental Entities in connection with applicable filings under the HSR Act, the Competition Act and antitrust laws of other jurisdictions shall be shared equally by Parent and the Company.

        3.9    Indemnification; Directors’ and Officers’ Insurance.    (a)    Parent shall cause the Company to honor, and shall itself honor as if it were the Company, in each case, to the fullest extent permitted by the CBCA or applicable Law, all rights to indemnification or exculpation existing in favor of a director, officer, employee or agent (an “Indemnified Party”) of the Company or any of its Subsidiaries (including rights relating to advancement of expenses and indemnification rights to which such persons are entitled because they are serving as a director, officer, agent or employee of another entity at the request of the Company or any of its Subsidiaries), as provided in the Organizational Documents of the Company, any indemnification agreement or under applicable Laws, in each case, as in effect on the date hereof, and relating to actions or events through the Effective Time.

        (b)     Parent shall cause the Company to maintain its existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of 200% of the last annual premium paid prior to the date hereof (the “Current Premium”); provided, however, that if the existing D&O Insurance expires, is terminated or cancelled during such six-year period or is at an annual premium in excess of 200% of the Current Premium, Parent shall cause the Company to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess of 200% (on an annualized basis) of the Current Premium; provided, further, in lieu of the foregoing, Parent may (i) substitute therefor policies of Parent containing terms with respect to coverage and amount that are substantially comparable or (ii) prior to Closing request that the Company obtain extended reporting period coverage under its existing insurance programs.

        (c)     The provisions of this Section 3.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

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        3.10    Takeover Statute.    If any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation is or may become applicable to the transactions contemplated by this Agreement and the Arrangement, each of Parent, the Company and each of its respective Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Arrangement and otherwise act to eliminate or minimize the effects of such statue or regulation on such transactions.

        3.11    Board Matters.    (a)    Parent shall take such actions as shall be necessary to cause the persons listed on Schedule 3.11(a) to be appointed to the Board of Directors of Parent, effective at the Effective Time, and to serve until the annual meeting of Parent’s stockholders to be held in 2007.

        (b)     Subject to fiduciary duties under applicable Law, Parent shall take such actions as shall be reasonably necessary to cause one of the persons listed on Schedule 3.11(a) to be nominated for election to the Board of Directors of Parent at the annual meeting of Parent’s stockholders to be held in 2007 and to comply with Schedule 3.11(b).

        (c)     Subject to confirmation that insurance coverage is maintained as contemplated by Section 3.9, the Company shall obtain and deliver to Parent at the Effective Time evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of the Company designated by Parent to the Company in writing at least five calendar days prior to the Effective Time.

        3.12    Affiliates.    Prior to the date of the Company Meeting, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Company Meeting, “affiliates” of the Company within the meaning of Rule 145 under the Securities Act. The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Company Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise reasonable efforts to deliver or cause to be delivered to Parent, prior to the Closing Date, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit C hereto (the “Affiliates Letter”). The certificates representing Parent Common Stock received by such affiliates pursuant to this Agreement and the Arrangement shall bear a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 3.12.

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        3.13    Pre-Acquisition Reorganization.    The Company agrees that, upon request by Parent, which request shall not be made before Parent shall have confirmed that all conditions in Sections 4.1 and 4.2 have been satisfied or waived by Parent, the Company shall, and shall cause its Subsidiaries to, at the expense of Parent, use reasonable efforts to (i) effect such reorganizations of its business, operations and assets immediately before the Effective Time as Parent may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) cooperate with Parent and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they most effectively be undertaken for the purpose of facilitating a post-Closing transition and reducing costs. Parent acknowledges and agrees that the Pre-Acquisition Reorganizations shall (A) not delay or prevent consummation of the Arrangement (including by giving rise to litigation by third parties) or (B) not be considered in determining whether a representation or warranty of the Company hereunder has been breached, it being acknowledged by Parent that these actions could require the consent of third parties under applicable Contracts. Parent shall provide in writing to the Company any proposed Pre-Acquisition Reorganization proposed by Parent at least 21 days prior to the Effective Time. Upon receipt of such proposal, Parent and the Company shall, at the expense of Parent, work cooperatively and use reasonable efforts to prepare prior to the Effective Time all documentation necessary and the Company shall use reasonable efforts and its own independent judgment to do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations immediately before the Effective Time. The parties shall seek to have any such Pre-Acquisition Reorganization made effective immediately before the Effective Time (but after Parent shall have confirmed that all conditions in Sections 4.1 and 4.2 have been satisfied or waived by Parent), and in any event, no Pre-Acquisition Reorganization shall be a condition to completion of the Arrangement.

        3.14    Credit Facilities.    The Company shall cause the outstanding balances under each credit facility listed on Schedule 3.14 or otherwise required to be listed on Section 2.1(h)(vi) of the Company Disclosure Letter to be repaid prior to Closing, and each such credit facility and all related guarantees, security agreements and debentures to be terminated, prior to Closing. Parent and the Company shall cooperate with respect to the replacement of each outstanding letter of credit and letter of guarantee issued under the credit facilities prior to Closing.

        3.15    Financing.    In the event that at any time, to Parent’s knowledge, funds are not or will not be made available pursuant to the Financing Commitment so as to enable Parent to consummate the Arrangement, each of Parent and Parent SubCo shall use its reasonable efforts to obtain alternative funding in an amount at least equal to the amount necessary to consummate the Arrangement on terms not materially less favorable to Parent and Parent SubCo than those provided in the Financing Commitment (“Alternative Financing”). Following the date hereof, any amendment, modification, termination or cancellation of the Financing Commitment or the Alternative Financing, as the case may be, or any information which becomes known to Parent or Parent SubCo where it could reasonably be expected that the Financing will not be obtained on the terms set forth in the Financing Commitment or the Alternative Financing, as the case may be, shall be promptly disclosed to the Company. None of Parent, Parent SubCo or any of their respective Affiliates will knowingly attempt, directly or indirectly, to induce or encourage the Lender (or lender of the Alternative Financing) not to fund any of the Financing provided for in the Financing Commitment or the Alternative Financing, as the case may be, where such funding is otherwise permitted thereunder; provided, however, the foregoing shall not be deemed to prohibit the taking of any action in connection with obtaining any Alternative Financing.

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        3.16    Benefits Matters.    (a)     Parent hereby agrees that, for a period of one year immediately following the Effective Time, it shall, or it shall cause its Subsidiaries to, provide to employees of the Company and its Subsidiaries who continue employment with Parent, or any of its Subsidiaries, benefits (other than with respect to equity-based compensation) comparable in value in the aggregate to the benefits provided to such employees immediately prior to the Closing Date (excluding equity-based compensation) or to benefits provided to similarly situated employees of Parent, as determined in either case by Parent in its reasonable discretion.  From and after the Effective Time, neither Parent nor any Subsidiary shall breach the terms of the Employee Plans listed on Section 2.1(j)(i) of the Company Disclosure Letter, excepting that regarding the severance guidelines provided in Section 2.1(j)(i), for a period of one year immediately following the Effective Time, Parent shall provide severance benefits generally consistent with those previously provided to employees of the Company, and consistent with competitive practice and regulatory requirements in the relevant geographic location. Where Parent has a sizeable population in a geographic location, severance benefits shall be at least comparable in value to those provided to similarly situated employees of the Parent.  Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent to continue any specific employee benefit plan, program or arrangement or to continue the employment of a specific person.

            (b)        To the extent required by applicable Law or as determined by Parent in its discretion, Employees of the Company and the Subsidiaries (i) shall receive credit under the applicable employee benefit plan(s), program(s) or arrangement(s) established or maintained by Parent or any of its Subsidiaries for service required to be accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary (excluding any equity-based compensation) under Seller’s relevant Employee Plans; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit and (ii) if the Effective Time occurs prior to January 1, 2007, shall receive credit for any co-payments and deductibles paid before the Effective Time during calendar year 2006 for purposes of satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan in which such Employees may be eligible to participate after the Effective Time.

            (c)        Upon Parent’s request at least five (5) Business Days prior to the Closing Date, the Company shall take any and all actions required to terminate the Company Employee Share Purchase Plan (the “ESPP”) prior to the Closing Date. Such actions shall include providing to Parent executed resolutions of the Company’s Board of Directors terminating the ESPP.

            (d)        Upon Parent’s request at least five (5) Business Days prior to the Closing Date, the Company shall take any and all actions required to terminate the Company 401(k) Plan (the “401(k) Plan”) prior to the Closing Date. Such actions shall include providing to Parent executed resolutions of the Company’s Board of Directors terminating the 401(k) Plan.

ARTICLE IV

CONDITIONS

        4.1    Conditions to Each Party’s Obligation to Effect the Transactions Contemplated by this Agreement and the Arrangement.    The respective obligation of each party to effect the transactions contemplated by this Agreement and the Arrangement is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

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        (a)     Company Requisite Vote.    The Company Requisite Vote shall have been duly obtained.

        (b)     Stock Exchange Listing.    The issuance of shares of Parent Common Stock to the holders of Company Common Shares pursuant to this Agreement (including upon exercise of assumed Company Options and assumed Company SARs and upon vesting of assumed Company RSUs) and the Arrangement shall have been approved for listing on the NYSE subject only to official notice of issuance.

        (c)     Interim and Final Orders.    The Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of the Company and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

        (d)     Orders of Canadian Securities Regulatory Authorities.    The orders referenced in Section 1.6 shall have been obtained.

        (e)     Regulatory Consents.    (i) The waiting period applicable to the consummation of the transactions contemplated by this Agreement and the Arrangement under the HSR Act shall have expired or been terminated; (ii) Parent shall have received written evidence that the Minister designated under the Investment Canada Act (the “Minister”) is satisfied, or the Minister is deemed to be satisfied, that the transactions contemplated by this Agreement are likely of net benefit to Canada, on terms and conditions reasonably satisfactory to Parent; (iii) if the transactions contemplated by this Agreement are notifiable pursuant to Part IX of the Competition Act, (A) an advance ruling certificate (an “ARC”) shall have been issued in accordance with Section 102 of the Competition Act by the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act or (B) Parent shall have been advised in writing by the Commissioner that the Commissioner is of the view, at that time, that, in effect, grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement and that any terms and conditions attached to any such advice shall be acceptable to Parent acting reasonably (a “no-action letter”) and either the Commissioner shall have issued a waiver under Section 113(c) of the Competition Act of the obligation to notify the Commissioner under Part IX of the Competition Act or the waiting period under Section 123 of the Competition Act shall have expired or been waived; and (iv) all notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, those Governmental Entities listed on Schedule 4.1(e)(iv) and any other Governmental Entity (collectively, “Governmental Consents”) in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and the Arrangement by the Company and Parent shall have been made or obtained (as the case may be), other than any Governmental Consents from such other Governmental Entities the failure of which to make or obtain would not have a Parent Material Adverse Effect or subject any Person to any risk of criminal liability.

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        (f)     Litigation.    No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Arrangement (collectively, an “Order”).

        4.2    Conditions to Obligation of Parent.    The obligation of Parent to effect the transactions contemplated by this Agreement and the Arrangement is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

        (a)     Representations and Warranties.    The representations and warranties of the Company set forth in Sections 2.1(a) (Organization, Good Standing and Qualification), 2.1(b) (Capital Structure), 2.1(c) (Corporate Authority and Approval), 2.1(t) (Brokers and Finders) and clause (i) of Section 2.1(f) (Absence of Certain Changes) shall be true and correct with respect to those matters that are qualified by Company Material Adverse Effect or materiality and shall be true and correct in all material respects with respect to those matters that are not so qualified, in each case as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date). The representations and warranties of the Company set forth in this Agreement other than those listed in the preceding sentence, shall be true and correct, without giving effect to any “material adverse effect” or other materiality qualifiers within such representations and warranties, as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and could not reasonably be expected to have, a Company Material Adverse Effect or to prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement. Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

        (b)     Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date (except for Section 3.11(c) (resignation of directors), 3.12 (Affiliates), 3.14 (Credit Facilities) and paragraphs (c) and (d) of Section 3.16 (termination of ESPP and 401(k) plan), which the Company shall have performed in all respects), and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

        (c)     Material Adverse Effect on the Company.    Since the date hereof, there shall not have been any effect, change or development that, individually or in the aggregate with other such effects, changes or developments, has had, or could reasonably be expected to have, a Company Material Adverse Effect.

        (d)     Dissent Rights.    Company Common Shareholders representing in excess of 7.5% of the outstanding Company Common Shares shall not have exercised (and not withdrawn such exercise by the close of business on the day after the day of the Company Meeting) rights of dissent in connection with the Arrangement.

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        4.3    Conditions to Obligation of the Company.    The obligation of the Company to effect the transactions contemplated by this Agreement and the Arrangement is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

        (a)     Representations and Warranties.    The representations and warranties of Parent set forth in Sections 2.2(a) (Organization, Good Standing and Qualification), 2.2(b) (Capital Structure), 2.2(c) (Corporate Authority and Approval), 2.2(m) (Brokers and Finders) and clause (i) of Section 2.2(f) (Absence of Certain Changes) shall be true and correct with respect to those matters that are qualified by Parent Material Adverse Effect or materiality and shall be true and correct in all material respects with respect to those matters that are not so qualified, in each case as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date). The representations and warranties of Parent set forth in this Agreement other than those listed in the preceding sentence shall be true and correct, without giving effect to any “material adverse effect” or other materiality qualifiers within such representations and warranties, as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and could not reasonably be expected to have, a Parent Material Adverse Effect or to prevent or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement. The Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to such effect.

        (b)     Performance of Obligations of Parent.    Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to such effect.

        (c)     Material Adverse Effect on Parent.    Since the date hereof, there shall not have been any effect, change or development that, individually or in the aggregate with other such effects, changes or developments, has had, or could reasonably be expected to have, a Parent Material Adverse Effect.

ARTICLE V.

TERMINATION

        5.1    Termination.    This Agreement may be terminated and the transactions contemplated by this Agreement and the Arrangement may be abandoned at any time prior to the Effective Time, whether before or after the Company Requisite Vote has been duly obtained:

        (a)     by mutual written consent of the Company and Parent by action of their respective Boards of Directors;

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        (b)     by action of the Board of Directors of Parent or the Company if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement and the Arrangement shall become final and non-appealable;

        (c)     by action of the Board of Directors of either Parent or the Company if the Arrangement shall not have been consummated by February 24, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this clause shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Closing to have occurred;

        (d)     by action of the Board of Directors of the Company, if (i) there shall have been a material breach of any representation, warranty, covenant or agreement on the part of Parent contained in this Agreement such that the condition set forth in Section 4.3(a) or 4.3(b) would not be satisfied and which shall not have been cured prior to the earlier of (A) 20 Business Days following notice of such breach and (B) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 5.1(d)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement; or (ii) before the Company Requisite Vote has been duly obtained, in accordance with, and subject to the terms and conditions of, Section 3.2(d);

        (e)     by action of the Board of Directors of Parent if (i) there shall have been a material breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the condition set forth in Section 4.2(a) or 4.2(b) would not be satisfied and which shall not have been cured prior to the earlier of (A) 20 Business Days following notice of such breach and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 5.1(e)(i) if Parent is then in material breach of any of its covenants or agreements contained in this Agreement; (ii) the Board of Directors of the Company (A) shall have withdrawn, modified or changed in a manner adverse to Parent its approval or recommendation of the transactions contemplated by this Agreement, or shall have resolved to effect any of the foregoing, (B) shall fail to publicly reaffirm its approval or recommendation of the transactions contemplated by this Agreement within 10 Business Days of receipt of a written request by Parent to provide such reaffirmation, or (C) shall have recommended to the Company Common Shareholders an Acquisition Proposal other than the transactions contemplated hereunder, or shall have resolved to effect any of the foregoing; or (iii) the Company Meeting is cancelled, adjourned or postponed, except as expressly permitted by this Agreement or as agreed to by Parent in writing or as required by the Court; or

        (f)     by action of the Board of Directors of either Parent or the Company if the Company Requisite Vote shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof.

        5.2    Effect of Termination and Abandonment.    (a)    In the event of termination of this Agreement and the abandonment of the transactions contemplated by this Agreement and the Arrangement pursuant to this Article V, this Agreement (other than as set forth in Section 6.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors or other Representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any intentional breach of this Agreement.

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        (b)     If this Agreement is terminated pursuant to Section 5.1(f), then the Company shall pay Parent an amount equal to the sum of Parent’s Expenses (not to exceed $9,000,000 in the aggregate) for which Parent has not theretofore been reimbursed by the Company. “Expenses” includes all documented reasonable out-of-pocket expenses (including all fees and expenses of financing sources (including those who are parties to the Financing Commitments or any replacement financing commitment), counsel, accountants, investment bankers, experts and consultants to Parent and its affiliates) incurred by Parent or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the Financing. Payment of Parent’s Expenses pursuant to this Section 5.2(b) shall be made not later than two Business Days after delivery to the Company of notice of demand for payment and a documented itemization setting forth in reasonable detail all Expenses of Parent (which itemization may be supplemented and updated from time to time by Parent until the thirtieth day after Parent delivers such notice of demand for payment).

        (c)     In the event that this Agreement is terminated by the Company pursuant to Section 5.1(d)(ii) or by Parent pursuant to Section 5.1(e)(ii), then the Company shall pay $162,000,000 (such amount, the “Termination Fee”) to Parent, at or prior to the time of, and as a pre-condition to the effectiveness of, termination in the case of a termination pursuant to Section 5.1(d)(ii) or as promptly as practicable (but in any event within two Business Days) in the case of a termination pursuant to Section 5.1(e)(ii), payable by wire transfer of same day funds.

        (d)     In the event that (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 5.1(f) and, at any time after the date hereof and prior to the Company Meeting, an Acquisition Proposal shall have been made known to the Company or publicly disclosed, (B) by Parent pursuant to Section 5.1(e)(i) or Section 5.1(e)(iii) and, at any time after the date hereof and prior to the breach giving rise to Parent’s right to terminate under Section 5.1(e)(i) or the date of cancellation, adjournment or postponement of the Company meeting under Section 5.1(e)(iii), an Acquisition Proposal shall have been made known to the Company or publicly disclosed, or (C) by Parent or the Company pursuant to Section 5.1(c) and at any time after the date hereof and prior to the termination of this Agreement, an Acquisition Proposal shall have been made known to the Company or publicly disclosed, and (ii) within twelve months after this termination, (A) the Company enters into an agreement in respect of any Acquisition Proposal, or (B) a transaction in respect of any Acquisition Proposal is consummated, then the Company shall pay the Termination Fee (minus the amount, if any, previously paid pursuant to Section 5.2(b)) to Parent, by wire transfer of same day funds, on the date of the agreement in respect of the Acquisition Proposal or, if earlier, consummation of the transaction in respect of the Acquisition Proposal, as may be applicable; provided, however, in the event the Termination Fee becomes due pursuant to clause (ii)(A) of this Section 5.2(d) and the Acquisition Proposal is not completed within 24 months after termination of this Agreement, Parent shall repay the Termination Fee to the Company. For the purposes of clause (ii), reference in the definition of the term “Acquisition Proposal” to the phrase “20% or more” shall be deemed to read “50% or more”.

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        (e)     The Company acknowledges that the agreements contained in this Section 5.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 5.2, and, in order to obtain the payment, Parent commences a suit which results in a judgment against the Company for the payment set forth in this Section 5.2, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with this suit, together with interest on the amount due from each date for payment until the date of the payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

5.3    Supply Arrangements.

            (a)        Company Supply to the Market.    Upon the occurrence of a Termination Event, the Company shall, notwithstanding such termination of the Agreement, for the duration of the Supply Term, assure supply of and sell its Parent Compatible Chipsets to its customers; provided, however, for the purposes of this Section 5.3(a), “Parent Compatible Chipset” will be deemed to exclude the RS790 if and when either (i) the Company is acquired under the circumstances set forth on Schedule 5.3(a)(i), (ii) the Company discontinues its chipset business, or (iii) the Company or its operations relating to the design and sale of chipsets is acquired by a third party (other than under the circumstances set forth on Schedule 5.3(a)(i)), in a bona fide sale transaction and such third-party acquirer assumes the Company’s existing obligations to its customers to supply the RS790; provided, further, if the Company is acquired by a third party as set forth in subsection 5.3(a)(iii) (other than under the circumstances set forth on Schedule 5.3(a)(i)) that, at the time of such acquisition, has the capability to develop and sell to customers chipsets that have similar functionality to Parent Compatible Chipsets and compatibility with Parent Processors, the definition of Parent Compatible Chipsets may be modified to substitute the RS790 with another chipset product based upon a “DX-10” graphics core if such product is compatible with Parent Processors and is generally acceptable in the market places targeted by the Parent Processors. Company or its successor shall provide Parent with written notice at least six (6) months in advance of the initial distribution of the substituted product to a customer.

            (b)        Company Supply to Parent.    Upon the occurrence of a Termination Event, for the duration of the Parent Supply Term, the Company shall sell to Parent, for its own use or for distribution by or for Parent, on commercially reasonable and mutually agreed upon terms, and in accordance with the “Master Purchase and Sale Agreement” attached hereto as Exhibit D, Parent Compatible Chipsets that the Company is required, in accordance with Section 5.3(a), to sell to its customers.

ARTICLE VI.

MISCELLANEOUS AND GENERAL

        6.1    Survival.    This Article VI and the agreements of the Company and Parent contained in Sections 3.8 (Expenses), 3.9 (Indemnification; Directors’ and Officers’ Insurance), and 3.11 (Board Matters), shall survive the consummation of the Arrangement. This Article VI, the agreements of the Company and Parent contained in Sections 3.8 (Expenses), 5.2 (Effect of Termination and Abandonment) and 5.3 (Supply Arrangements) and the Confidentiality Agreement shall survive the termination of this Agreement indefinitely, in the case of Sections 3.8 and 5.2, and in accordance with their respective terms, in the case of Section 5.3 and the Confidentiality Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Arrangement or the termination of this Agreement.

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        6.2    Modification or Amendment.    Subject to the provisions of applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided that, after the Company Requisite Vote is obtained, no such amendment or waiver shall, without the further approval of those Persons required for the Company Requisite Vote, make any change that would require such approval under applicable Law.

        6.3    Waiver of Conditions.    The conditions to each of the parties’ obligations to consummate the transactions contemplated hereby are for the sole benefit of such party and may be waived by such party in whole or in part but only in writing and to the extent permitted by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies in this Agreement provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

        6.4    Counterparts.    This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

        6.5    Governing Law and Venue.    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA (EXCEPT FOR THE MATTERS SUBJECT TO THE CBCA (INCLUDING THE DUTIES OF THE DIRECTORS OF THE COMPANY AND THE PLAN OF ARRANGEMENT), WHICH SHALL BE INTERPRETED, CONSTRUED, PERFORMED AND GOVERNED BY AND IN ACCORDANCE WITH THE CBCA), WITHOUT REGARD TO ITS CONFLICT OF LAW PRINCIPLES. The parties hereby irrevocably submit, to the extent permitted by applicable law, to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the Northern District of the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement, and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby (except for such matters that are exclusively subject to the jurisdiction of a Canadian court pursuant to the CBCA), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that it is the intention of such party that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 6.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

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        6.6    Notices.    Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

if to Parent:

Advanced Micro Devices, Inc. One AMD Place P.O. Box 3453 Sunnyvale, California 94088-3453 Attention: General Counsel Fax: (408) 774-7002

with copies to:

Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Attention: Christopher L. Kaufman Tad J. Freese Nicholas S. O'Keefe Fax: (650) 463-2600

McCarthy Tétrault LLP Suite 4700, Toronto Dominion Bank Tower, Toronto – Dominion Centre Toronto, Canada M5K1E6 Attention: David E. Woollcombe Garth M. Girvan Fax: (416) 868-0673

if to the Company:

ATI Technologies Inc. 1 Commerce Valley Drive East Markham, Ontario, Canada L3T 7X6 Attention: General Counsel Fax: (905) 709-6950

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with copies to: Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 P.O. Box 247 Toronto, Canada M5L 1E8 Attention: Christopher J. Cummings Adam M. Givertz Fax: (416) 360-2958

Goodmans LLP 250 Yonge St., Suite 2400 Toronto, Canada M5B 2M6 Attention: Jonathan Lampe Sheldon Freeman Fax: (416) 979-1234

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

        6.7    Entire Agreement.    This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated June 13, 2006, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

        6.8    No Third Party Beneficiaries.    This Agreement (except Section 3.9 (Indemnification; Directors’ and Officers’ Insurance)), is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

        6.9    Obligations of Parent and of the Company.    Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action.

        6.10    Definitions.    For purposes of this Agreement, the following terms have the meanings specified in this Section 6.10:

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                “Acquisition Proposal” means any proposal or offer (written or oral) relating to any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange or sale of assets representing 20% or more of the net income, revenues or assets of the Company and its Subsidiaries, taken as a whole (or any license, lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets representing 20% or more of the net income, revenues or assets of the Company and its Subsidiaries, taken as a whole), any purchase or sale of shares of share capital or other securities of the Company or any of its Subsidiaries or rights or interests therein or thereto representing 20% or more of the voting power of the share capital of the Company or any of its Subsidiaries representing 20% or more of the net income, revenues or assets of the Company and its Subsidiaries, taken as a whole, or similar transactions involving the Company and/or such Subsidiaries, including a tender or exchange offer, excluding the Arrangement and the transactions contemplated by this Agreement.

                “Affiliates” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with such Person.

                “Business Days” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario are authorized or required by law to close.

                “Canadian Securities Regulatory Authorities” means the OSC and each other securities commission or similar regulatory authority in each of the provinces of Canada.

                “Company Material Adverse Effect” means a change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with other such changes, effects, events, occurrences, states of facts or developments, is both material and adverse with respect to the financial condition, business, operations, results of operations, properties, assets or liabilities of the Company and its Subsidiaries taken as a whole, as the case may be; provided, however, that to the extent any effect, event, occurrence, state of facts or development is caused by or results from any of the following, it shall not be taken into account in determining whether there has been (or whether there could reasonably be expected to be) a “Company Material Adverse Effect”: (A) conditions affecting the United States or Canadian economy generally, (B) conditions generally affecting the industries in which the Company conducts its business, (C) any direct of indirect actions of Nvidia Corporation or Intel Corporation, (D) conditions directly caused by the actions of Parent or resulting from actions taken in accordance with a request or the consent of Parent made after the date hereof, (E) any delays or cancellation of orders caused by the announcement of this Agreement, (F) any change in the market price or trading volume of securities or failure by the Company to meet published securities analyst estimates (but not the underlying causes thereof), (G) material worsening of market conditions caused by acts of terrorism or war occurring after the date hereof; (H) any stockholder litigation arising from allegations of breach of fiduciary duty relating to this Agreement; and (I) any losses of employees caused by the announcement of this Agreement.

                “Environmental Law” means any federal, state, provincial, local, Canadian or non-Canadian statute, law, regulation, order, decree, permit, approval, authorization, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

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                “Exchange Act” means the Securities Exchange Act of 1934, as amended.

                “Existing Customer” means a third party to which the Company supplies Parent Compatible Chipsets as of the date hereof, including pursuant to a written agreement currently in effect between Company and such third party, under purchase orders, or otherwise arising from custom of trade.

                “Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; and (C) any other substance which is the subject of regulatory action by any Government Entity in connection with any Environmental Law.

                “Intellectual Property Rights” means all (a) United States, Canadian and non-United States or non-Canadian patents and patent applications (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patents and patent applications that are counterparts to such patents and patent applications, (b) United States, Canadian and non-United States or non-Canadian trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) United States, Canadian and non-United States or Canadian copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) United States, Canadian and non-United States or non-Canadian foreign mask work rights and registrations and applications for registration thereof, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States, Canada or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor; (f) trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information), (g) URL and domain name registrations, (h) inventions (whether or not patentable) and improvements thereto, (i) other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction.

                “knowledge” means the actual knowledge of the executive officers and any general counsel or associate general counsel of the referent Person.

                “OEM” means original equipment manufacturer.

                “OSC” means the Ontario Securities Commission.

                “Parent Common Stock” means the common stock, par value $0.01, of Parent.

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                “Parent Compatible Chipsets” means the Company’s current chip set products (e.g. 48xx and 690 families of chip set products, SB400, SB450 and SB600 chip set products) that include graphics as their primary function and that are directly compatible with, and intended to interface directly with a Parent Processor, including the following Company products that are currently under development, known by the Company as: “RS690,” “RD790,” “RS790” and “SB700.”

                “Parent Material Adverse Effect” means a change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with other such changes, effects, events, occurrences, states of facts or developments, is both material and adverse with respect to the financial condition, business, operations and results of operations of Parent and its Subsidiaries taken as a whole, as the case may be; provided, however, that to the extent any effect, event, occurrence, state of facts or development is caused by or results from any of the following, it shall not be taken into account in determining whether there has been (or whether there could reasonably be expected to be) a “Parent Material Adverse Effect”: (A) conditions affecting the United States or Canadian economy generally, (B) conditions generally affecting the industries in which Parent conducts its business, (C) any direct of indirect actions of Nvidia Corporation or Intel Corporation, (D) conditions directly caused by the actions of the Company or resulting from actions taken in accordance with a request or the consent of the Company made after the date hereof, (E) any delays or cancellation of orders caused by the announcement of this Agreement, (F) any change in the market price or trading volume of securities or failure by Parent to meet published securities analyst estimates (but not the underlying causes thereof), (G) material worsening of market conditions caused by acts of terrorism or war occurring after the date hereof; (H) any stockholder litigation arising from allegations of breach of fiduciary duty relating to this Agreement; and (I) any losses of employees caused by the announcement of this Agreement.

                “Parent Processor” means Parent’s current x86 processor products and x86 processor products in development.

                “Parent Supply Term” means the period beginning upon the occurrence of a Termination Event, and ending on the later of: (i) the second anniversary of the date hereof and (ii) the end of the period for which the Company would be contractually required to supply or otherwise customarily supply such products to Existing Customers (including “end-of-life” terms identified either in written agreements, purchase orders, or arising from custom of trade).

                “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

                “RS790” means the chip set under development by the Company and known by the Company as RS790, which includes a HT3 bus interface, DX-10 graphics core, PCI Express second generation expansion bus, universal video decoder and advanced video processor.

                “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act or the Exchange Act.

                “SEC” means the U.S. Securities and Exchange Commission.

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                “Securities Act” means the Securities Act of 1933, as amended.

                “Securities Laws” means the Securities Act (Ontario) and the equivalent legislation in the other provinces of Canada, the Securities Act and the Exchange Act, all as now enacted or as the same may from time to time be amended, and the applicable rules and regulations promulgated thereunder.

                “Software” means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, executable code, tools, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

                “Subsidiary” means, with respect to the Company or Parent, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries; provided, however, Commerce Valley Realty Holdings Inc. shall be deemed to be a Subsidiary of the Company; provided, further, Spansion Inc. shall not be deemed to be a Subsidiary of Parent.

                “Superior Proposal” means any unsolicited bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified (each such amendment or modification being deemed a new Superior Proposal)) (i) that relates to more than 50.0% of the outstanding Company Common Shares or 50.0% of the assets of the Company and its Subsidiaries taken as a whole, (ii) for which financing, if required, is then committed, and (iii) which the Board of Directors of the Company determines in good faith, following the receipt of advice of its outside legal counsel and financial advisors, to be (A) more favorable to the Company Common Shareholders from a financial point of view (taking into account probability of closing and all other terms and conditions of such proposal and this Agreement and any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise) than the Arrangement, and (B) is reasonably capable of being completed, taking into account all legal, regulatory and other aspects of such proposal.

                “Supply Term” means the period beginning upon the occurrence of a Termination Event, and ending on the later of: (i) the second anniversary of the date hereof; (ii) in the case of an Existing Customer having a written supply agreement, the end of the period of committed supply for the particular Parent Compatible Chipset (including “end-of-life” terms); and (iii) in the case of an Existing Customer that purchases only by way of purchase orders, the end of the period for which the Company would be contractually required to or otherwise customarily supply such Parent Compatible Chipset to such customer (including “end-of-life” terms).

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                “Tax” (including, with correlative meaning, the terms “Taxes,” and “Taxable”) includes all United States federal, Canadian federal, state, provincial, local and non-United States or Canadian income, profits, franchise, capital, gross receipts, environmental, customs duty, share capital, capital stock, severances, stamp, document, transfer, payroll, sales, employment, unemployment, social security, disability, use, property, withholding, excise, production, value added, goods and services, harmonized sales, occupancy and other taxes, duties or assessments of any nature whatsoever (including employment insurance premiums or contributions and Canada and Quebec pension plan premiums or contributions), together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

                “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax authority relating to Taxes.

                “Technology” means tangible embodiments of Intellectual Property Rights, whether in electronic, written or other media, including Software, technical documentation, specifications, designs, bills of material, build instructions, test reports, schematics, algorithms, application programming interfaces, user interfaces, routines, formulae, test vectors, IP cores, net lists, photomasks, databases, lab notebooks, processes, prototypes, samples, studies, or other know-how and other works of authorship.

                “Termination Event” means the termination of this Agreement prior to the Effective Date in accordance with Section 5.1.

                “Transaction Consideration” means the shares of Parent Common Stock and cash to be delivered to Company Common Shareholders and holders of Company Options and Company RSUs pursuant to Section 2.2 of the Plan of Arrangement.

        6.11    Severability.    The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

        6.12    Interpretation.    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise indicated, references in this Agreement to dollars or “$” are to United States currency.

        6.13    Assignment.    This Agreement shall not be assignable by operation of law or otherwise and any purported assignment in violation of this Agreement is null and void, except that Parent may transfer or assign, in whole or form time to time in part, to one or more of its wholly owned Subsidiaries, the right to enter into the transactions contemplated by this Agreement, but any such transfer or assignment shall not relieve Parent of its obligations hereunder.

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        6.14    Specific Performance.    The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the Northern District of California or any California state court, in addition to any other remedy to which they are entitled at law or in equity.

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                IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by a duly authorized officer of each party hereto as of the date first written above.

ADVANCED MICRO DEVICES, INC.

By:	/s/ Derrick R. Meyer

Name: Derrick R. Meyer
Title: President and Chief Operating Officer

1252986 ALBERTA ULC

By:	/s/ Robert J. Rivet

Name: Robert J. Rivet
Title: President

ATI TECHNOLOGIES INC.

By:	/s/ Dave Orton

Name: Dave Orton
Title: President and Chief Executive Officer

By:	/s/ Richard Brait

Name: Richard Brait
Title: General Counsel

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Schedule D

FORM OF VOTING AGREEMENT

        This VOTING AGREEMENT (this “Agreement”), dated as of July 23, 2006, is entered into between Advanced Micro Devices, Inc., a Delaware corporation (“Parent”), and _________________________ (the “Securityholder”).

        WHEREAS, in order to induce Parent to enter into an Acquisition Agreement, dated as of the date hereof (the “Acquisition Agreement”), among Parent, ATI Technologies Inc., a corporation continued under the laws of Canada (the “Company”), and 1252986 Alberta ULC, an unlimited liability company formed under the laws of Alberta, relating to the acquisition of all of the outstanding common shares in the capital of the Company (“Common Shares”) pursuant to a Plan of Arrangement under Section 192 of the Canada Business Corporations Act in the form attached as Exhibit B to the Acquisition Agreement (the “Plan of Arrangement”), Parent has requested that the Securityholder, and the Securityholder has agreed to, enter into this Agreement with respect to all Common Shares (“Common Shares”), options to purchase Common Shares (“Options”) and restricted share units relating to Common Shares (“RSUs”) that the Securityholder beneficially owns or hereafter acquires beneficial ownership of (such Shares, Options and RSUs, collectively, “Securities”).

        NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1
GRANT OF PROXY; VOTING AGREEMENT

        Section 1.01.  Voting Agreement.  The Securityholder hereby agrees to vote or exercise its right to consent with respect to all Securities that the Securityholder is entitled to vote at the time of any vote in favor of approving the Plan of Arrangement at any meeting of the securityholders of the Company, and at any adjournment or postponement thereof, at which the Plan of Arrangement (or any amended version thereof), are submitted for the consideration and vote of the securityholders of the Company in accordance with the Acquisition Agreement.  The Securityholder hereby agrees that, for so long as this Agreement is in effect, it will not vote any Securities in favor of, or consent to, and will vote the Securities it is entitled to vote against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, or (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation of, the transactions contemplated by the Acquisition Agreement, in each case other than pursuant to the transactions contemplated by the Acquisition Agreement.

        Section 1.02.  Irrevocable Proxy.  The Securityholder hereby revokes any and all previous proxies granted with respect to the Securities.  By entering into this Agreement, the Securityholder hereby grants a proxy appointing Parent as the Securityholder’s attorney-in-fact and proxy, with full power of substitution, for and in the Securityholder’s name, to vote, or otherwise to utilize such voting power in the manner contemplated by Section 1.01.  The proxy granted by the Securityholder pursuant to this Article 1 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Acquisition Agreement and incurring certain related fees and expenses; provided, however, the proxy granted by the Securityholder shall be revoked upon termination of this Agreement in accordance with its terms.

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ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

        The Securityholder represents and warrants to Parent:

        Section 2.01.  Authorization.  The Securityholder has duly executed and delivered this Agreement, and the execution, delivery and performance by the Securityholder of this Agreement and the consummation by the Securityholder of the transactions contemplated hereby are within the powers and legal capacity of the Securityholder and have been duly authorized by all necessary action.  Assuming accuracy of the representation set forth in Section 3.01, this Agreement is a valid and binding agreement of the Securityholder, enforceable against the Securityholder in accordance with its terms, except to the extent enforceability may be subject to (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

        Section 2.02.  Non-Contravention.  The execution, delivery and performance by the Securityholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any law, rule, regulation, judgment, injunction, order or decree applicable to the Securityholder, (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which the Securityholder is entitled in respect of the Securities under any provision of any agreement or other instrument binding on the Securityholder or (iii) result in the imposition of any Lien on any of the Securities (other than the Lien created hereunder).

        Section 2.03.  Ownership of Securities.  The Securityholder is the record or beneficial owner of the Securities issued and outstanding as of the date hereof, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Securities).  None of the Securities is subject to any voting trust or other agreement or arrangement with respect to the voting of the Securities.

        Section 2.04.  Total Securities.  Except for the Securities set forth on the signature page hereto, the Securityholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

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ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT

        Parent represents and warrants to the Securityholder:

        Section 3.01.  Authorization.  Parent has duly executed and delivered the Acquisition Agreement and this Agreement, and the execution, delivery and performance by Parent of the Acquisition Agreement and this Agreement and the consummation by Parent of the transactions contemplated thereby and hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action.  Each of the Acquisition Agreement and this Agreement constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, except to the extent enforceability may be subject to (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

ARTICLE 4
COVENANTS OF THE SECURITYHOLDER

        The Securityholder hereby covenants and agrees that so long as this Agreement is in effect:

        Section 4.01.  No Proxies for or Encumbrances on Securities.  Except pursuant to the terms of this Agreement and the Acquisition Agreement, the Securityholder shall not, without the prior written consent of Parent, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of the Securities or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Securities during the term of this Agreement (other than the deemed disposition of Options upon exercise thereof, the deemed disposition of RSUs upon vesting thereof and the sale of Common Shares received upon exercise of Options and vesting of RSUs). The Securityholder shall not seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify Parent promptly, and to provide all details requested by Parent, if the Securityholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

        Section 4.02.  Other Offers.  The Securityholder shall not directly or indirectly take any action that is prohibited under Section 3.2 of the Acquisition Agreement with respect to actions to be taken by the Company.  The Securityholder will promptly advise and update Parent after receipt by the Securityholder of an Acquisition Proposal.

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ARTICLE 5
MISCELLANEOUS

        Section 5.01.  Further Assurances.  Parent and the Securityholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

        Section 5.02.  Amendments; Termination.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.  This Agreement shall terminate upon the termination of the Acquisition Agreement, and all rights or obligations of the parties under this Agreement shall immediately terminate, except as provided in Section 5.12 hereof.

        Section 5.03.  Expenses.  All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

        Section 5.04.  Successors and Assigns; Obligations of Securityholder.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

        Section 5.05.  Governing Law.  This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein without regard to its conflict of law principles. The parties hereby irrevocably submit, to the extent permitted by applicable law, to the jurisdiction of the courts of the Province of Ontario solely in respect of the interpretation and enforcement of the provisions of this Agreement, and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 5.11 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

        Section 5.06.  Entire Agreement.  This Agreement, together with the Acquisition Agreement and other documents incorporated therein, appended thereto or contemplated thereby, constitutes the complete, final and exclusive statement of the agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.ts or obligations under this Agreement without the consent of the other parties hereto.

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        Section 5.07.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective as between Parent, on the one hand, and the Securityholder, on the other hand, when each such party shall have received counterparts hereof signed by each such other party.

        Section 5.08.  Severability.  If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        Section 5.09.  Specific Performance.  The parties hereto agree that Parent would suffer irreparable damage in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

        Section 5.10.  Capitalized Terms.  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Acquisition Agreement.

        Section 5.11.  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Parent, to the appropriate address for notice thereto set forth in the Acquisition Agreement and (ii) if to the Securityholder, to the appropriate address set forth underneath the Securityholder’s name on the signature page hereto.

        Section 5.12.  Securityholder Capacity.  The Securityholder signs solely in the Securityholder’s capacity as the record holder or beneficial owner of the Securities and nothing in this Agreement shall limit or affect any actions taken by the Securityholder in the Securityholder’s capacity as an officer or director of the Company.  This Section 5.12 shall survive termination of this Agreement.

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        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

ADVANCED MICRO DEVICES, INC.

By:

Name:
Title:

[Securityholder's name]

Number of Shares:
Number of Options:
Number of RSUs:
Address:

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Schedule E

Two Great Companies, One Exciting Future

Presentation to Investors

July 24, 2006

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Creating Shareholder Value: Strategic Opportunities

Creating Shareholder Value

Strategic Opportunities

Stronger Company

Strong Execution

Compelling Economics

Transaction Summary

A Processing Powerhouse

Growth
- Aim to reinvent our industry as the customer-centric technology leader and partner of choice
- Ready to win business in commercial and mobile computing and rapidly-growing consumer electronics segments

Innovation
- Deliver new customer-centric platforms within an open innovation ecosystem in 2007
- Aim to transform processing technology in 2008 and beyond

Choice
- Empower our customers to create their own differentiated value propositions in an increasingly commoditized world
- Advance an open-innovation ecosystem in competitive markets

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Computing Platform Capability Accelerates Delivery to Market

Creating Shareholder Value

Strategic Opportunities

Stronger Company

Strong Execution

Compelling Economics

Transaction Summary

- Computing platforms accelerate and expand our MPU growth strategy
- Particularly in the $17 billion notebook and commercial client segments
- Building on AMD processor-based server gains and ATI mobile chipset and graphics leadership

Opportunity

	Consumer/ SOHO	Commercial/ Gov, Edu.	Total
Desktop	$10.4B	$7.3B	**$17.7B**
Mobile	$5.4B	$4.0B	**$9.4B**
Server		$4.5B	**$4.5B**
GPU/ Chipsets	$4.5B	$4.3B	**$8.8B**
Total	**$20.3B**	**$20.1B**	**$40.4B**

AMD Comparative Strengths (green): Consumer/SOHO Desktop; Commercial/Gov, Edu. Server
$14.9B TAM*
<25% Share

AMD Growth Opportunities (yellow): Commercial/Gov, Edu. Desktop; Consumer/SOHO Mobile; Commercial/Gov, Edu. Mobile
$16.7B TAM*
<15% share

* Source: AMD, ATI 2005 full year TAM

ATI AMD

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High-Growth Digital Consumer Opportunity

Creating Shareholder Value

Strategic Opportunities

Stronger Company

Strong Execution

Compelling Economics

Transaction Summary

Segment	Position	Potential Market Unit Growth Rate*	Historical Gross Margin
Digital TV 	*#1 front-end Hi-def DTV ICs*	*59%*	*~50%*
Multimedia Handsets 	NOKIA LG MOTOROLA QUALCOMM	*26%*	*~40%*
Game Consoles 	Microsoft Nintendo	*15%*	*Royalty*

Create and deliver content on any device, anywhere, anytime

ATI AMD

* Sources: Handheld: In-Stat: The Big Trends For Cell Phones, 2006-2011; Game Console: In-Stat: Video Game Consoles 2006; LCD TV: DisplaySearch Q2'06

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Common and Complementary Strengths

Creating Shareholder Value

- Strategic Opportunities
- **Stronger Company**
- Strong Execution
- Compelling Economics
- Transaction Summary

	AMD	Common	ATI
Segments	Server, Workstation	Desktop	Game Consoles, DTV, Notebook, Handheld
Geographies	Greater China, Latin America	Europe, North America	Japan
Customers/ Partners	Distribution	PC OEM, Retail	Digital Media, ODM, Consumer
Products	Microprocessors	Customer focus, Best-in-class products	Chipset, Graphics Processors, Media Processors
Technologies	64-Bit, Multi-core, HyperTransport	Tech-centric culture	CrossFire, Avivo, Low-Power, H.264
Manufacturing	Fabs and Process Technology		Foundry Partnerships

Blending world-class knowledge, cultures and people

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Partner of Choice

Creating Shareholder Value

- Strategic Opportunities
- **Stronger Company**
- Strong Execution
- Compelling Economics
- Transaction Summary

Computing
Handhelds
Digital TVs
Game Consoles
hp invent
DELL
NOKIA
TOSHIBA
Sun microsystems
lenovo
MOTOROLA
Gateway
IBM
FUJITSU COMPUTERS SIEMENS
FUJITSU
acer
LG
QUALCOMM
SHARP
FUNAI
NEC
Microsoft
HITACHI
SAMSUNG
Nintendo
SONY

Strongly positioned as strategic supplier in computing and consumer electronics

ATI AMD

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Focused on Strong Execution

Creating Shareholder Value

- Strategic Opportunities
- Stronger Company
- **Strong Execution**
- Compelling Economics
- Transaction Summary

- Track record of hitting key AMD milestones ahead of schedule
- Combined management team focused on execution, with deep experience in organizational transformations
- Integration efforts in place with detailed planning ongoing
- Precise market execution strategy in computing and consumer electronics

Hector Ruiz | Dirk Meyer | Dave Orton | Bob Rivet | Henri Richard | Tom McCoy | Rick Hegberg

ATI AMD

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Delivering Customer-Centric, Open PC Platform Strategy in 2007

Creating Shareholder Value

- Strategic Opportunities
- Stronger Company
- **Strong Execution**
- Compelling Economics
- Transaction Summary

Commercial Client

- Stable image for the enterprise
- Best platform support for Windows Vista™

Gaming & Media Computing

- Best-in-class Windows® Media Center Edition platform experience

Mobile Computing

- Longer battery life for AMD Turion 64 platform
- Optimized graphics and media processing solutions for better time-to-market for OEMs

Emerging Markets

- Development of integrated CPU-GPU
- Accelerated new business and deployment models

...along with best-of-breed discrete CPUs, GPUs and chipsets

ATI AMD

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Aim to Transform Processing Technology in 2008 and Beyond

Creating Shareholder Value

Strategic Opportunities

Stronger Company

Strong Execution

Compelling Economics

Transaction Summary

Combine our key building blocks with a unified development effort to create specialized solutions that our customers seek

CPU
Drivers
BIOS
Chipset
Drivers
BIOS
GPU
Drivers
BIOS
Platforms
BIOS, Driver, Software
CPU
GPU
Chipset
General Purpose
BIOS, Driver, Software
CPU
GPU
Chipset
Data Centric
BIOS, Driver, Software
CPU
GPU
Video
Chipset
Graphics Centric
BIOS, Driver, Software
CPU
GPU
Video
Chipset
Media Centric

ATI AMD

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Optimizing Consumer Electronics Opportunities

Creating Shareholder Value

Strategic Opportunities

Stronger Company

Strong Execution

Compelling Economics

Transaction Summary

- Accelerate multimedia adoption on handhelds
  - Support TV, video, photography, music, 3D graphics and more
- Drive features and image quality for LCD and plasma TVs
  - Enhance digital TV at affordable price points for the best home theatre experience

ATI
DIGITAL TV PRODUCTS

MULTIMEDIA AND
HANDHELD PRODUCTS

ATI AMD

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Shareholder-Centric Financial Strategy

Creating Shareholder Value

- Strategic Opportunities
- Stronger Company
- Strong Execution
- **Compelling Economics**
- Transaction Summary

- Optimize transaction structure for shareholder value
  - Approx. 80% cash consideration to reduce equity dilution
  - $2.5Bn flexible, fully-committed Term Loan B
- De-leverage balance sheet
  - 20-25% debt/capitalization target
  - Term Loan B pre-payable at par
  - Use free cash flow and asset monetization
- Maintain strong liquidity
  - Access to $850MM Fab 36 capex facility

ATI AMD

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Capital Structure

Creating Shareholder Value

- Strategic Opportunities
- Stronger Company
- Strong Execution
- **Compelling Economics**
- Transaction Summary

$Bn	Combined*	Transaction Adjustments	2H06 Adjustments	Projected Year-End
Cash	$3.0	($1.7)	$0.8	$2.1
Spansion Investment (as of 7/21/06)	$0.7			$0.7
Debt	$0.7	$2.5	$0.8	$4.0
Debt/Capitalization	11%			36%

Strong balance sheet with strong liquidity

* *Represents the combined balance sheets as reported for the quarter ending May 31, 2006 for ATI (Canadian GAAP) and for the quarter ending July 2, 2006 for AMD (U.S. GAAP).*

ATI AMD

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1H06 Financial Summary Comparison

Creating Shareholder Value

- Strategic Opportunities
- Stronger Company
- Strong Execution
- **Compelling Economics**
- Transaction Financials

$MM	1st Half 2006*		
	AMD	ATI	Combined
Revenue	$2,549	$1,325	$3,873
Gross Margin	57.6%	29.1%	47.9%
Operating Margin	14.2%	4.8%	10.9%
Net Income	$273	$66	$339
Stock Based Comp.	$33	$24	$57
R&D	$543	$173	$716
Employees	10,967	4,000	14,967

**1H 2006 represents financials as reported for the two quarters ending May 31, 2006 for ATI (Canadian GAAP) and two quarters ending July 2, 2006 for AMD (US GAAP).*

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Revenue and Cost Synergy Objectives

Creating Shareholder Value

- Strategic Opportunities
- Stronger Company
- Strong Execution
- **Compelling Economics**
- Transaction Financials

	2007	2008	Longer-Term
Solutions Drive Revenue	Full Service Strategic Supplier More Platforms Intel Chipset Loss MPU Share Gain	New Platforms More Value-Add Time to Market Silicon Integration	Silicon Integration
~$40Bn Opportunity	0.2-0.4% is $80-160MM	0.5-1.0% is $200-400MM	1.5-3% is $600-1,200MM
Efficiencies Improve Margins	Reduce Royalties Logistics & Inventory Public Co. Costs Redundant Efforts	Manufacturing Efficiencies Libraries/Codecs/Design Tools Other Common IP	
$4Bn COGS $3Bn Op Ex	$50-100MM	$100-150MM	$125MM+
Pre-Tax Synergy Objectives*:	$125MM+	$350MM+	$600MM+

We expect the combination of AMD and ATI to be slightly accretive in 2007 and meaningfully accretive in 2008*

* *Excluding ATI acquisition-related charges for all periods.*

ATI AMD

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Compelling Revenue Synergy Potential

Creating Shareholder Value

- Strategic Opportunities
- Stronger Company
- Strong Execution
- **Compelling Economics**
- Transaction Financials

Revenue Synergy Drivers

Products (Gross Margins)	2007	2008	2009 & Beyond
Client MPUs (55-60% Target)	More Client Platforms Full Service Strategic Supplier	New Platforms More Value-Add Performance/Power	New Platforms More Value-Add Performance/Power Silicon Integration
Chipsets & Graphics (25-37% Target)	Improve Compatibility Longer Battery Life	Coordinated Dev't Time to Market New Products	Silicon Integration New Products
Loss on Intel Chipsets (<25% Historical)	Assume 50% Revenue Loss	Assume 100% Revenue Loss	Assume 100% Revenue Loss

Platforms accelerate unit share and enhance value of the total solution

ATI AMD

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Cost Synergies Readily Available

Creating Shareholder Value

- Strategic Opportunities
- Stronger Company
- Strong Execution
- **Compelling Economics**
- Transaction Financials

Summary of Preliminary Cost Savings Goals*

	1H06** Expenses Annualized	2007	2008	Longer-Term
Cost of Goods Sold	$4.0B	$25M	$50M	$50M+
R&D	$1.4B	$15M	$25M	$25M
SG&A	$1.4B	$35M	$50M	$50M
Total	$6.8B	$75M	$125M	$125M+
% of Total		*1%*	*2%*	*2%*

Sources of Cost Savings Analyzed

	2007	2008	Longer-Term
Cost of Goods Sold	Royalty reduction	Procurement, logistics & other operational synergies	Procurement, logistics & other operational synergies Potential Manufacturing
R&D	Redundant Efforts Intel Prototypes	Common Libraries Codecs/Design tools	Common Libraries Codecs/Design tools
SG&A	Operational efficiencies Corporate Mktg & Sales Public Company costs	Operational efficiencies Corporate Mktg & Sales Public Company costs	Operational efficiencies Corporate Mktg & Sales Public Company costs

** Cost savings do not reflect any ATI acquisition-related charges for all periods.*

ATI AMD

***1H 2006 represents financials as reported for the two quarters ending May 31, 2006 for ATI (Canadian GAAP) and two quarters ending July 2, 2006 for AMD (US GAAP).*

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Gross Margin Model

Creating Shareholder Value

Strategic Opportunities

Stronger Company

Strong Execution

Compelling Economics

Transaction Financials

	1st Half 2006*		
$MM	Revenue	Gross Margin	Target Model
AMD (MPU)	$2,549	58%	55-60%
Discrete Graphics	$700	24%	32-37%
Chipsets	$338	22%	25-30%
Consumer (handhelds, HDTV, royalties)	$285	50%	50-55%
Total	$3,873	48%	51-56%

Synergy Opportunities

- Lower total cost of ownership
- Operational efficiencies
- Eliminate royalty payments
- Procurement, logistics and other operational synergies
- Increase platform value-add
- Focus investment and drive technology
- Hybrid manufacturing

** 1H 2006 represents financials as reported for the two quarters ending May 31, 2006 for ATI (Canadian GAAP) and two quarters ending July 2, 2006 for AMD (US GAAP).*

ATI AMD

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New Target Financial Model

Creating Shareholder Value

- Strategic Opportunities
- Stronger Company
- Strong Execution
- **Compelling Economics**
- Transaction Financials

	Old AMD Model	1H06* Combined	New AMD Model
Revenue	100%	100%	100%
Gross Margin	55-60%	48%	51-56%
R&D	18-23%	18%	18-21%
SG&A	12-16%	18%	11-14%
Operating Margin	18-24%	11%	18-24%

** 1H 2006 represents financials as reported for the two quarters ending May 31, 2006 for ATI (Canadian GAAP) and two quarters ending July 2, 2006 for AMD (US GAAP).*

ATI AMD

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Transaction Summary

Creating Shareholder Value

Strategic Opportunities

Stronger Company

Strong Execution

Compelling Economics

Transaction Summary

- Acquisition of ATI for approximately US $5.4Bn
- Consideration: $4.2Bn cash, approx. 57MM AMD shares of common stock, and approx. 11MM AMD options and RSUs*
  - 0.2229 fixed exchange ratio on stock portion

    *ATI shareholders to own approximately 10% of AMD**

    Cash portion funded with $1.7Bn from the combined balance sheets and $2.5Bn of fully committed debt financing
- Transaction expected to close in Q4 2006
  - Subject to ATI shareholder vote, court approval and regulatory approvals, including merger review in the U.S. and other jurisdictions, and customary closing conditions

* *Based on AMD's closing stock price and ATI's outstanding common stock on July 21, 2006.*

ATI

AMD

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: July 24, 2006	By:	/s/ Richard Brait Name: Richard Brait Title: General Counsel

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